                                              Filed Pursuant to Rule 424(b)(1)
                                                    Registration No. 333-47203

PROSPECTUS
----------
                                 780,000 SHARES

                                   (FNB LOGO)

                       FNB FINANCIAL SERVICES CORPORATION
                                  COMMON STOCK

     FNB Financial Services Corporation (the "Company") hereby offers for sale 780,000 shares of the Company's common stock, par value $1.00 per share (the "Common Stock").

     The Common Stock is currently traded on the Nasdaq National Market ("Nasdaq") of The Nasdaq Stock Market under the symbol "FNBF." On April 14, 1998, the last sale price of the Common Stock as reported on Nasdaq was $23.50 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE
     FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

==========================================================================================================================
                                 PRICE TO PUBLIC             UNDERWRITING DISCOUNT(1)          PROCEEDS TO COMPANY(2)
--------------------------------------------------------------------------------------------------------------------------
Per Share..............              $22.50                            $1.57                           $20.93
--------------------------------------------------------------------------------------------------------------------------
Total (3)..............            $17,550,000                      $1,224,600                       $16,325,400
==========================================================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses estimated at $300,000, all of which are payable by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 117,000 additional shares of Common Stock at the price to the public, less underwriting discount, solely to cover over-allotments, if any. If all of such shares of Common Stock are purchased, the total price to the public, underwriting discount and proceeds to the Company will be $20,182,500, $1,408,290 and $18,774,210, respectively. See "Underwriting."

                             ---------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available for delivery on or about April 20, 1998.

                            INTERSTATE/JOHNSON LANE
                                  CORPORATION

                 The date of this Prospectus is April 15, 1998

                       FNB FINANCIAL SERVICES CORPORATION
                                BANKING OFFICES

                                     [MAP]

                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THIS OFFERING. IN ADDITION, IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT"). FOR A DESCRIPTION, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included or incorporated by reference in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised and has been adjusted to reflect: (i) a five-for-four stock split effected as a 25% stock dividend on March 26, 1996 (the "1996 Stock Split"); and (ii) a four-for-three stock split effected as a 33% stock dividend on April 30, 1997 and a four-for-three stock split effected as a 33% stock dividend on September 12, 1997 (the "1997 Stock Splits").

                                  THE COMPANY

     FNB Financial Services Corporation (the "Company") is a North Carolina bank holding company with total assets of $325.2 million, deposits of $272.3 million and shareholders' equity of $22.5 million, each as of December 31, 1997. The Company's wholly-owned subsidiary, First National Bank Southeast (the "Bank"), was chartered in 1918. Historically, the Bank has served the Rockingham County area of North Carolina through three branches in Reidsville and two in Eden, North Carolina. In 1995, the Company initiated a strategic growth plan beginning with the hiring of a new chief executive officer. By the end of 1997, the Bank increased its number of branches from five to ten by opening new branches in the Rockingham County towns of Eden, Ruffin and Madison and in the new markets of Greensboro and Wilmington, North Carolina. As a result of this strategy, between 1995 and 1997, the Company's net interest income, loans and deposits increased at compound annual growth rates of 23.0%, 43.1% and 32.8%, respectively.

     The Bank is community oriented and focuses primarily on offering commercial, real estate and consumer loans, and deposit and other financial services to individuals, small to medium-sized businesses and other organizations in its market areas. The Bank emphasizes its individualized services and community involvement, while at the same time providing its customers with the financial sophistication and array of products typically offered by a larger bank. Management believes that the Bank can compete successfully with larger banks located within and outside of North Carolina by retaining its personalized approach and community focus.

     Under the leadership of Ernest J. Sewell, who became President and Chief Executive Officer in January 1995, the Company adopted the following three-part strategy: (i) increase market share and geographic reach through opportunistic acquisitions in markets where the mix of economic, operational, cultural and other factors are favorable; (ii) position the Company to manage its planned growth by adding experienced personnel and upgrading its internal systems and procedures; and (iii) generate internal growth at its existing banking offices by offering new and complementary services and products. To accomplish these objectives, during the past three years the Company has: (i) increased the number of its branch offices to ten by opening new offices in Eden, Ruffin, Madison, Greensboro and Wilmington; (ii) expanded by approximately 46% the number of its full-time personnel by adding 40 new employees, including four new vice presidents and four new senior vice presidents; (iii) initiated a systematic review and revision of its loan administration, loan policy and credit procedures; and (iv) enhanced its mix of products and services by broadening the scope of its commercial lending activities, updating and extending its ATM terminals and network and establishing a department to provide credit and debit cards to its customers.

     The Company plans to continue to pursue these objectives by strengthening its presence in existing markets and opportunistically reaching into new markets in North Carolina, Virginia and South Carolina. The Company will seek to hire qualified personnel to help manage its planned growth and to develop new products that are uniquely consistent with the Company's service orientation. The Company also plans, where appropriate, to upgrade its systems and procedures and refine its ability to offer customers sophisticated services without sacrificing its personalized approach.

     The Company's executive offices are located at 202 South Main Street, Reidsville, North Carolina 27320, and its telephone number is (336) 342-3346. Unless the context otherwise requires, the term the "Company" refers to FNB Financial Services Corporation and its wholly-owned subsidiary, First National Bank Southeast.

                                  THE OFFERING

Common Stock offered..................     780,000 shares
Common Stock to be outstanding after
the offering..........................     3,277,681 shares(1)
Nasdaq National Market symbol.........     FNBF
Use of Proceeds.......................     To support internal growth, to
                                           finance de novo branch expansion, to
                                           finance possible future acquisitions
                                           and for other general corporate
                                           purposes, including upgrading
                                           internal policies, systems and
                                           equipment. See "Use of Proceeds."
---------------

(1) Based on 2,497,681 shares of Common Stock outstanding on February 1, 1998. Does not include 468,018 shares issuable upon the exercise of stock options outstanding as of February 1, 1998.
                             ---------------------

     Information contained or incorporated by reference in this Prospectus contains "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward looking terminology, such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereon or comparable terminology. See "Forward Looking Statements." The matters set forth under the caption "Risk Factors" in this Prospectus constitute cautionary statements identifying important factors with respect to such forward looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward looking statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                              YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------
                                                  1997       1996       1995       1994       1993
                                                --------   --------   --------   --------   --------
                                                  (IN THOUSANDS, EXCEPT PER SHARE, RATIO AND OTHER
                                                                       DATA)
INCOME STATEMENT DATA:
Net interest income...........................  $ 10,961   $  8,598   $  7,250   $  6,641   $  6,747
Provision for loan losses.....................       760        415        260        105        190
Non-interest income...........................     1,354      1,252      1,236        927      1,206
Non-interest expense..........................     7,903(1)   6,004      5,190      5,333      4,788
Net income....................................     2,477      2,410      2,170      1,592(2)   2,129

BALANCE SHEET DATA:
Assets........................................  $325,151   $209,796   $177,897   $169,231   $153,541
Loans(3)......................................   228,715    144,585    111,708     79,787     82,449
Allowance for loan losses.....................     2,331      1,638      1,258      1,052      1,174
Deposits......................................   272,274    179,380    154,400    132,474    134,121
Other borrowings..............................    28,720      8,650      3,152     21,130      2,591
Shareholders' equity..........................    22,518     20,386     18,982     14,920     16,153

PER COMMON SHARE DATA(4):
Net income, basic.............................  $   1.00   $   0.98   $   0.89   $   0.65   $   0.87
Net income, diluted(5)........................      0.93       0.96       0.88       0.65       0.87
Cash dividends declared.......................      0.39       0.34       0.30       0.27       0.26
Book value....................................      9.03       8.29       7.78       6.12       6.61
Tangible book value...........................      8.74       7.98       7.78       6.12       6.61

OTHER DATA:
Branch offices................................        10          6          5          5          5
Full-time employees...........................       127         95         87         90         91

PERFORMANCE RATIOS:
Return on average assets......................      0.96%      1.23%      1.27%      1.03%      1.42%
Return on average equity......................     11.86      12.52      12.91       9.76      13.91
Net interest margin (taxable equivalent)......      4.57       4.84       4.72       4.84       5.09
Dividend payout...............................     39.00      35.17      33.92      41.30      29.55
Efficiency(6).................................     63.22      58.93      58.16      66.61      56.86

ASSET QUALITY RATIOS:
Allowance for loan losses to period end
  loans.......................................      1.02%      1.13%      1.13%      1.32%      1.42%
Allowance for loan losses to period end non-
  performing loans(7).........................       180        299      2,859        670        136
Net charge-offs to average loans..............      0.04       0.03       0.06       0.28       0.21
Non-performing assets to period end loans and
  foreclosed property(7)......................      0.58       0.40       0.21       0.43       1.63

CAPITAL AND LIQUIDITY RATIOS:
Average equity to average assets..............      8.09%      9.85%      9.80%     10.55%     10.18%
Leverage......................................      7.02       9.60      10.80      10.11      10.53
Tier 1 risk-based.............................      8.92      13.49      15.80      18.24      17.78
Total risk-based..............................      9.88      15.10      16.70      19.39      19.03
Average loans to average deposits.............     84.17      76.37      65.64      60.23      64.92
Average loans to average deposits and
  borrowings..................................     79.06      73.81      61.42      58.20      64.15

---------------

(1) Includes approximately $1.4 million of non-interest expense attributable to the opening of four new branches in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Includes: (i) a non-recurring expense of approximately $200,000 resulting from an acquisition terminated by the Company; (ii) a write-down on mortgages held for sale of approximately $214,000; and (iii) approximately $129,000 associated with increased equipment expense.
(3) Loans exclusive of unearned income, before allowance for losses.
(4) Gives effect to the 1996 Stock Split and the 1997 Stock Splits.
(5) Assumes the exercise of outstanding options to acquire Common Stock. See
    Note 13 to the Company's Consolidated Financial Statements.
(6) Computed by dividing non-interest expense by the sum of taxable equivalent net interest income and non-interest income.
(7) Non-performing loans and non-performing assets include loans past due 90 days or more that are still accruing interest.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, prospective purchasers should consider the following factors carefully in evaluating the Company and its business before purchasing the shares of Common Stock offered hereby. See also "Forward Looking Statements."

MANAGEMENT OF GROWTH

     The Company has experienced rapid growth over the past three years. The growth and expansion of the Company's business have placed, and the Company believes will continue to place, a strain on its operational, human and financial resources. In order to manage its growth, the Company must continue to attract, retain and reward qualified and experienced management, loan and clerical personnel who possess both the personal affiliations and leadership traits the Company seeks. In particular, the Company relies on a number of key executives, including Ernest J. Sewell, its President and Chief Executive Officer. The Company maintains key man life insurance on Mr. Sewell in the amount of $1 million. The loss of the services of any key executive could have a material adverse effect on the Company. Failure to manage growth effectively or to attract and retain qualified personnel could have a material adverse effect on the Company's business and could restrain the Company's ability to successfully implement its business strategy. See "Business -- Strategy" and "Management."

EXPANSION INTO NEW GEOGRAPHIC MARKETS

     In pursuing its growth strategy, the Company may expand its presence into new geographic markets, including markets outside the State of North Carolina. When entering new geographic markets, the Company will need to establish, or have in place, relationships with new or additional well trained local managers and will be reliant on such managers who have the local affiliations the Company seeks. Therefore, it will be necessary for the Company to give significant autonomy to its managers in any new branches. The Company may also be required to comply with laws and regulations that differ from those currently applicable to the Company, and may face competitors with greater knowledge of such local markets. There can be no assurance that the Company will be able to establish local affiliations, realize management and operating efficiencies or otherwise establish a presence in these new geographic markets. See
"Business -- Strategy."

POTENTIAL RISKS ASSOCIATED WITH ACQUISITIONS

     The Company intends to expand its business through selective de novo branch openings and possible acquisitions. There can be no assurance that the Company will be able to consummate, or if consummated, successfully integrate, any future de novo branch opening or acquisition, and there can be no assurance that the Company will not incur disruption and unexpected expenses in integrating such transactions. Although the Company currently has no such agreements or understandings, either written or oral, in the normal course of business, the Company evaluates potential transactions that would complement or expand the Company's business. In doing so, the Company competes with other potential bidders, many of which have greater financial and operational resources. There can be no assurance that the Company will be able to successfully negotiate, finance or integrate any such transactions. Furthermore, the process of evaluating, negotiating and integrating transactions may divert management time and resources. There can be no assurance that any given de novo branch opening or acquisition, when consummated, will not have a material adverse effect on the Company's business, results of operations or financial condition.

COMPOSITION OF LOAN PORTFOLIO

     At December 31, 1997, real estate loans comprised 56.1% of the Company's total loan portfolio, which includes residential mortgages and construction and commercial loans secured by real estate. The Company generates a substantial portion of its real estate mortgage loans in North Carolina. Therefore, conditions of the real estate markets in North Carolina could strongly influence the level of the Company's non-performing mortgage loans and the results of operations and financial condition of the Company. Real estate values and the demand for mortgages and construction loans are affected by, among other things, changes in general or local economic conditions, changes in governmental rules or policies, the availability of loans to potential purchasers and acts of nature. Although the Company's underwriting standards are intended to protect the Company against adverse general and local real estate trends, declines in real estate markets could adversely impact the demand for new real estate loans, the value of the collateral securing the Company's loans and the business, results of operations and financial condition of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Lending Activities."

MEMORANDUM OF UNDERSTANDING

     On November 13, 1997, the Company and the Office of the Comptroller of the Currency (the "OCC") entered into a Memorandum of Understanding (the "MOU") pursuant to which the Company agreed to take certain actions to improve its infrastructure, primarily necessitated by its rapid growth. In general, the OCC requested that the Company improve its internal procedures and policies, such as revising its written loan policy, developing a program to strengthen its loan administration and taking steps to increase its liquidity commensurate with its past, and expected future, growth. The Company addressed each of the areas specified and the OCC has not requested any further action by the Company. As is customary, the MOU will remain in effect until the next regularly scheduled Bank examination when the Company expects the MOU to be terminated. An OCC Memorandum of Understanding is not a formal enforcement procedure recognized by law, but is an informal mechanism used to monitor compliance by national banks, such as the Bank, with the OCC's published rules and regulations. An institution's failure to comply with a Memorandum of Understanding can result in a formal enforcement proceeding or other remedial action. Management believes that the actions taken by the Company to address the concerns identified by the OCC in the MOU have not had a material adverse effect on the business, results of operations or financial condition of the Company. However, since the MOU has not been formally terminated, the OCC could request that the Company take additional steps which, if required, could have a material adverse effect on its business, results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Supervision and Regulation" and Note 17 to the Company's Consolidated Financial Statements.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS

     Commercial banking in North Carolina is extremely competitive, due in large part to statewide branching. Currently, many of the Company's competitors in certain markets are significantly larger and have greater resources than the Company. The Company encounters significant competition from a number of sources, including other bank holding companies, commercial banks, thrift institutions, credit unions and other financial institutions and financial intermediaries. Among commercial banks, the Bank competes in its market areas with some of the largest banking organizations in the country. Moreover, competition is not limited to financial institutions based in North Carolina. The enactment of federal legislation authorizing nationwide interstate banking has greatly increased the size and financial resources of some of the Company's competitors. Consequently, many of the Company's competitors have substantially higher lending limits due to their greater total capitalization, and many perform functions for their customers that the Company does not offer. As a result, the Company is likely to encounter increased competition, especially as it expands into new markets, that may limit its ability to maintain or increase its market share or otherwise materially and adversely affect its business, results of operations and financial condition. See "Business -- Competition."

GOVERNMENTAL POLICIES AND REGULATION

     The profitability of the Company depends to a large extent upon its net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. The net interest income of the Company would be adversely affected if changes in market interest rates caused by governmental fiscal policies or otherwise resulted in the cost of interest-bearing liabilities increasing faster than the increase in the yield on the interest-earning assets of the Company. The operating results of the Company are also affected by credit policies of monetary authorities, particularly the Federal Reserve Board ("Federal Reserve"). The instruments of monetary policy employed by the Federal Reserve include open market operations in

U.S. Government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to possible future changes in interest rates, deposit levels and loan demand on the results of operations and business of the Company. In addition, the Company and the Bank are subject to extensive supervision, regulation and control by several federal and state governmental agencies, including the Federal Reserve, the OCC and the Federal Deposit Insurance Corporation (the "FDIC"). Certain recently enacted or proposed legislation or regulations, and future legislation or regulations, could have an adverse effect on both the costs of doing business and the competitive factors facing the financial institutions industry. Although the impact of such legislation and regulation cannot be predicted, future changes may alter the structure of and competitive relationships among financial institutions and the cost of doing business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Supervision and Regulation."

IMPACT OF TECHNOLOGICAL ADVANCES; UPGRADE TO COMPANY'S INTERNAL SYSTEMS

     The banking industry is undergoing, and management believes will continue to undergo, technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. The Company's future success will depend, in part, on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to enhance efficiencies in the Company's operations. Management believes that keeping pace with technological advances is important for the Company, as long as its emphasis on personalized services is not adversely impacted. As a result, the Company intends to continue to upgrade its internal systems, both through the efficient use of technology (including software applications) and by strengthening its policies and procedures. Many of the Company's competitors will have substantially greater resources than the Company to invest in technological and infrastructure improvements. There can be no assurance that the Company will be able to effectively implement new technology-driven products and services consistent with its emphasis on individualized attention to its customers' needs. See "Use of Proceeds" and "Business -- Strategy."

YEAR 2000 COMPLIANCE

     As the year 2000 approaches, an important business issue has emerged regarding how existing application software programs and operating systems can accommodate this date value. Many existing application software products, including the Company's, were designed to accommodate a two-digit year. For example, "98" is stored on the system and represents 1998 and "00" represents 1900. The Bank primarily utilizes a third-party vendor for processing its primary banking applications. In addition, the Bank also uses third-party vendor application software for all ancillary computer applications. The third-party vendor for the Company's banking applications is in the process of modifying, upgrading or replacing its computer applications to ensure Year 2000 compliance. To assist in this effort, the Company has been advised by such vendor that the vendor has hired the services of a consultant to review the plan and assist such vendor in achieving Year 2000 compliance by December 31, 1998. In addition the Company has instituted a Year 2000 compliance program whereby the Bank is reviewing the Year 2000 issues that may be faced by its other third-party vendors. Under such program, the Company will examine the need for modifications or replacement of all non-Year 2000 compliant pieces of software. The Company does not currently expect that the cost of its Year 2000 compliance program will be material to its financial condition and expects that it will satisfy such compliance program without material disruption of its operations. In the event that the Bank's significant vendors do not successfully and timely achieve Year 2000 compliance, the Bank's business, results of operations or financial condition could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from this offering will be approximately $16.3 million ($18.8 million if the Underwriters' over-allotment option is exercised in full), before the deduction of offering expenses payable by the Company estimated at $300,000. The Company intends to use the net proceeds from the sale of the shares of Common Stock offered hereby for general corporate purposes. Such purposes would include: (i) the contribution of capital to the Bank to fund the internal growth of earning assets and growth in earning assets generated by the Bank's de novo branch expansions; (ii) the financing of possible acquisitions of other financial institutions or their assets and related liabilities; and (iii) the expansion, upgrade and modification of the Company's policies, systems, procedures, operations, products and equipment.

     Pending such uses, the Company expects that the net proceeds of the offering will be invested by the Company in a variety of short and intermediate-term interest-bearing assets, such as obligations of the United States government and its agencies, and other permitted investments.

     The Company from time to time reviews potential acquisitions and de novo branch expansions and may enter into discussions with third parties regarding such transactions. The Company currently has no agreements or understandings, written or oral, regarding any such transactions and no portion of the net proceeds have been allocated for any such purpose.

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has traded publicly on Nasdaq under the trading symbol "FNBF" since May 4, 1995. The table below sets forth the high and low sale prices for the Company's Common Stock for the periods indicated as reported by Nasdaq. Such prices are adjusted to reflect the 1996 Stock Split and the 1997 Stock Splits.

                                                                 SALE PRICE
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
1996
----
First quarter...............................................  $11.93    $ 9.00
Second quarter..............................................   13.92     11.25
Third quarter...............................................   13.50     11.53
Fourth quarter..............................................   13.22     11.53

1997
----
First quarter...............................................  $15.19    $11.53
Second quarter..............................................   25.50     13.78
Third quarter...............................................   28.88     21.38
Fourth quarter..............................................   28.25     24.75

1998
----
First quarter...............................................  $26.00    $23.75
Second quarter (through April 14, 1998).....................   25.00     22.50

     On April 14, 1998, the last sale price reported on Nasdaq for the Common Stock was $23.50 per share. On February 1, 1998, the Company had 2,497,681 shares of Common Stock outstanding and there were approximately 772 holders of record of the Common Stock.

                                   DIVIDENDS

     The Company (or the Bank, prior to December 31, 1984 when the Bank reorganized into the holding company structure) has paid cash dividends on its Common Stock in virtually every year since its founding in 1918 and has increased its dividend annually since 1990. The following table sets forth information concerning dividends per share declared for the periods indicated.

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1997(1)    1996(1)
                                                              -------    -------
First quarter...............................................   $.09       $.08
Second quarter..............................................    .10        .08
Third quarter...............................................    .10        .09
Fourth quarter..............................................    .10        .09
                                                               ----       ----
          Total.............................................   $.39       $.34
                                                               ====       ====

---------------

(1) As adjusted to give effect to the 1996 Stock Split and the 1997 Stock
    Splits.

     Because the Company's principal operations are conducted through the Bank, it generates cash to pay dividends primarily through dividends paid to it by the Bank. However, there are certain regulatory restrictions on the Bank's ability to transfer funds to the Company in the form of cash dividends. See "Business -- Supervision and Regulation." Pursuant to the regulatory restrictions, as of December 31, 1997, $4.9 million of the Bank's retained earnings were available for distribution to the Company without prior regulatory approval.

     North Carolina corporate law precludes any distribution to shareholders, including the payment of a dividend, if, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The Company has no shareholders who currently have preferential rights over the holders of the Common Stock. See "Description of Capital Stock."

     Future dividends will be determined by the Company's Board of Directors in light of circumstances existing from time to time, including the Company's growth, financial condition and results of operations, the continued existence of the restrictions described above and other factors that the Company's Board of Directors considers relevant.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1997, and as adjusted to give effect to the sale by the Company of the shares of Common Stock offered hereby. This table should be read in conjunction with the Company's audited consolidated financial statements, including the notes thereto, elsewhere in this Prospectus.

                                                                    AT DECEMBER 31, 1997
                                                                -----------------------------
                                                                 ACTUAL       AS ADJUSTED(1)
                                                                --------      ---------------
                                                                (IN THOUSANDS, EXCEPT RATIOS)
LONG-TERM DEBT:
  Federal Home Loan Bank of Atlanta ("FHLB") advances(2)....    $10,000           $10,000

SHAREHOLDERS' EQUITY:
  Preferred Stock, no par value, 10,000,000 shares
     authorized, none issued(1).............................          0                 0
  Common Stock, $1.00 par value, 3,000,000 shares
     authorized, 2,493,680 shares issued and outstanding;
     40,000,000 shares authorized, 3,273,680 shares issued
     and outstanding, as adjusted (1)(3)....................      2,494             3,274
  Paid-in capital...........................................      3,287            18,532
  Retained earnings (4).....................................     16,737            16,737
                                                                -------           -------
     Total shareholders' equity.............................     22,518            38,543
                                                                -------           -------
     Total capitalization...................................    $32,518           $48,543
                                                                =======           =======
CAPITAL RATIOS:
  Leverage..................................................       7.02%            11.62%
  Tier 1 risk-based.........................................       8.92             14.65
  Total risk-based..........................................       9.88             15.55

---------------

(1) Gives effect to: (i) the sale by the Company of 780,000 shares of Common Stock offered hereby at a public offering price per share of $22.50 and the application of the net proceeds therefrom, after deducting the underwriting discount and estimated offering expenses payable by the Company; and (ii) an amendment to the Company's Articles of Incorporation filed on April 14, 1998 to increase its authorized Common Stock to 40,000,000 shares and to authorize 10,000,000 shares of Preferred Stock. See "Description of Capital Stock."
(2) Includes only FHLB advances that mature in more than one year. A short-term FHLB advance to the Bank of $5.0 million bears interest of 5.84% per annum and matures in less than one year.
(3) Excludes 452,918 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding at December 31, 1997.
(4) Includes $196,000 in unrealized gains on Available for Sale securities.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data concerning the Company and is qualified in its entirety by the detailed information and consolidated financial statements, including notes thereto, included elsewhere or incorporated by reference herein. The selected data presented below for and as of the end of each of the years in the five-year period ended December 31, 1997, are derived from the consolidated financial statements of the Company, all of which have been audited by Cherry, Bekaert & Holland, L.L.P., independent auditors. The financial statements as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 are included elsewhere in this Prospectus.

                                                                           YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------------------------
                                                           1997         1996         1995         1994         1993
                                                         --------     --------     --------     --------     --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE, RATIO AND OTHER DATA)
INCOME STATEMENT DATA:
Interest income.....................................     $ 21,017     $ 15,360     $ 13,383     $ 11,136     $ 11,633
Interest expense....................................       10,056        6,762        6,133        4,495        4,886
Net interest income.................................       10,961        8,598        7,250        6,641        6,747
Provision for loan losses...........................          760          415          260          105          190
Net interest income after provision.................       10,201        8,183        6,990        6,536        6,557
Non-interest income.................................        1,354        1,252        1,236          927        1,206
Non-interest expense................................        7,903(1)     6,004        5,190        5,333        4,788
Income before income taxes..........................        3,652        3,431        3,036        2,130        2,975
Income tax expense..................................        1,175        1,021          866          538          846
Net income..........................................        2,477        2,410        2,170        1,592(2)     2,129

BALANCE SHEET DATA:
Assets..............................................     $325,151     $209,796     $177,897     $169,231     $153,541
Loans(3)............................................      228,715      144,585      111,708       79,787       82,449
Allowance for loan losses...........................        2,331        1,638        1,258        1,052        1,174
Deposits............................................      272,274      179,380      154,400      132,474      134,121
Other borrowings....................................       28,720        8,650        3,152       21,130        2,591
Shareholders' equity................................       22,518       20,386       18,982       14,920       16,153

PER COMMON SHARE DATA(4):
Net income, basic...................................     $   1.00     $   0.98     $   0.89     $   0.65     $   0.87
Net income, diluted(5)..............................         0.93         0.96         0.88         0.65         0.87
Cash dividends declared.............................         0.39         0.34         0.30         0.27         0.26
Book value..........................................         9.03         8.29         7.78         6.12         6.61
Tangible book value.................................         8.74         7.98         7.78         6.12         6.61

OTHER DATA:
Branch offices......................................           10            6            5            5            5
Full-time employees.................................          127           95           87           90           91

PERFORMANCE RATIOS:
Return on average assets............................         0.96%        1.23%        1.27%        1.03%        1.42%
Return on average equity............................        11.86        12.52        12.91         9.76        13.91
Net interest margin (taxable equivalent)............         4.57         4.84         4.72         4.84         5.09
Dividend payout.....................................        39.00        35.17        33.92        41.30        29.55
Efficiency(6).......................................        63.22        58.93        58.16        66.61        56.86

ASSET QUALITY RATIOS:
Allowance for loan losses to period end loans.......         1.02%        1.13%        1.13%        1.32%        1.42%
Allowance for loan losses to period end
  non-performing loans(7)...........................          180          299        2,859          670          136
Net charge-offs to average loans....................         0.04         0.03         0.06         0.28         0.21
Non-performing assets to period end loans and
  foreclosed property(7)............................         0.58         0.40         0.21         0.43         1.63

CAPITAL AND LIQUIDITY RATIOS:
Average equity to average assets....................         8.09%        9.85%        9.80%       10.55%       10.18%
Leverage............................................         7.02         9.60        10.80        10.11        10.53
Tier 1 risk-based...................................         8.92        13.49        15.80        18.24        17.78
Total risk-based....................................         9.88        15.10        16.70        19.39        19.03
Average loans to average deposits...................        84.17        76.37        65.64        60.23        64.92
Average loans to average deposits and borrowings....        79.06        73.81        61.42        58.20        64.15

----------

(1) Includes approximately $1.4 million of non-interest expense attributable to the opening of four new branches in 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."
(2) Includes: (i) a non-recurring expense of approximately $200,000 resulting from an acquisition terminated by the Company; (ii) a write-down on mortgages held for sale of approximately $214,000; and (iii) approximately $129,000 associated with increased equipment expense.
(3) Loans exclusive of unearned income, before allowance for losses.
(4) Gives effect to the 1996 Stock Split and the 1997 Stock Splits.
(5) Assumes the exercise of outstanding options to acquire Common Stock. See
    Note 13 to the Company's Consolidated Financial Statements.
(6) Computed by dividing non-interest expense by the sum of taxable equivalent net interest income and non-interest income.
(7) Non-performing loans and non-performing assets include loans past due 90 days or more that are still accruing interest.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Company and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

OVERVIEW

     During 1997, management of the Company placed particular emphasis on the Company's strategic financial objectives of balance sheet growth and improved earnings performance. Efforts which had begun in 1995 to position the Company for strong growth, both internally and through opportunistic expansion into existing, new and contiguous markets, accelerated in 1997 with the openings of the Wilmington, Greensboro, Ruffin and Madison branch offices.

     In 1997, the Company aimed to manage balance sheet risk and reduce credit risk while, at the same time, increase market share and geographic reach. The Company's steady improvement in earnings performance occurred even though significant costs were incurred to add experienced personnel and begin fundamental improvements to the Company's systems, policies and procedures. In 1998, management expects to incur additional costs in these areas, but views these costs as investments that will contribute to strengthening the Company's financial performance, as well as support its growth objectives. See "Use of Proceeds" and "Business -- Strategy."

RESULTS OF OPERATIONS

     During 1997, the Company achieved record earnings despite simultaneously incurring substantial expenses associated with entering new markets. Net income was approximately $2.5 million, or $1.00 per share, compared to approximately $2.4 million, or $0.98 per share, in 1996. This increase of 2.8% in net income occurred despite (i) a 31.6% increase in non-interest expense from $6.0 million to $7.9 million principally associated with the opening of four new locations during 1997 and (ii) an increase in the provision for loan losses from $415,000 to $760,000 related to the growth in the loan portfolio. Of the increase in non-interest expense, approximately $1.4 million was attributable to expenses associated with opening the new branches. Net income in 1996 represented an improvement of 11.1% over the prior year. Strong local economic conditions in the Company's markets, robust loan demand and excellent asset quality experience have been among the key factors driving the Company's performance.

     The Company's primary source of income is net interest income, which is the difference between (i) interest income and fees derived from earning assets (primarily loans and investment securities) and (ii) the cost of funds (primarily deposits and other borrowings) supporting them. Net interest income represents the gross profit from the lending and investment activities of a banking organization and is the most significant factor affecting the earnings of the Company. Net interest income is affected by changes in interest rates, volume and the mix of these various components. Net interest income on a fully taxable equivalent basis was $11.1 million which represented a 24.7% increase over the previous year. In 1996, taxable equivalent net interest income increased to approximately $8.9 million from approximately $7.7 million in 1995, an increase of 16.3%. Actual net interest income was 27.5% higher in 1997, following an 18.6% improvement in 1996. The following table highlights these areas.

             AVERAGE BALANCE SHEET AND NET INTEREST INCOME ANALYSIS
                         FULLY TAXABLE EQUIVALENT BASIS

                                                                    YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------------------------
                                             1997                            1996                            1995
                                 -----------------------------   -----------------------------   -----------------------------
                                            INTEREST   AVERAGE              INTEREST   AVERAGE              INTEREST   AVERAGE
                                 AVERAGE    INCOME/    YIELD/    AVERAGE    INCOME/    YIELD/    AVERAGE    INCOME/    YIELD/
                                 BALANCE    EXPENSE     RATE     BALANCE    EXPENSE     RATE     BALANCE    EXPENSE     RATE
                                 --------   --------   -------   --------   --------   -------   --------   --------   -------
                                                              (IN THOUSANDS, EXCEPT PERCENTAGES)
INTEREST EARNING ASSETS:
Loans, net.....................  $185,829   $17,616     9.48%    $129,150   $12,092     9.36%    $ 94,692   $ 9,067     9.58%
Taxable investment
  securities...................    47,669     2,800     5.87       42,214     2,480     5.87       50,859     3,222     6.34
Tax-exempt investment
  securities...................     6,135       542     8.83       10,985       995     9.06       13,451     1,284     9.55
Other securities...............       884        63     7.13          756        52     6.88          950        67     7.05
Deposits with FHLB.............       849        47     5.54          485        26     5.36          219        13     5.94
Federal funds sold and
  securities purchased under
  agreements to resell.........     2,477       133     5.37        1,027        53     5.16        2,815       163     5.79
                                 --------   -------     ----     --------   -------     ----     --------   -------     ----
         Total earning
           assets..............   243,843    21,201     8.69      184,617    15,698     8.50      162,986    13,816     8.48
NON-EARNING ASSETS:
Cash and due from banks........     6,845                           5,201                           4,417
Premises and equipment.........     6,166                           4,042                           3,438
Other assets...................     3,302                           2,953                           1,752
Less: Allowance for loan
  loss.........................    (1,882)                         (1,440)                         (1,104)
                                 --------                        --------                        --------
         Total assets..........  $258,274                        $195,373                        $171,489
                                 ========                        ========                        ========
INTEREST BEARING LIABILITIES:
Savings and time deposits......   195,311     9,287     4.75      148,400     6,449     4.35      125,523     5,508     4.39
Federal funds purchased,
  borrowed funds and securities
  sold under agreements to
  repurchase...................    14,270       769     5.39        5,868       313     5.33        9,920       625     6.29
                                 --------   -------     ----     --------   -------     ----     --------   -------     ----
         Total interest bearing
           liabilities.........   209,581    10,056     4.80      154,268     6,762     4.38      135,443     6,133     4.53
                                 --------                        --------                        --------
OTHER LIABILITIES AND
  SHAREHOLDERS' EQUITY:
Demand deposits................    25,474                          20,721                          18,733
Other liabilities..............     2,329                           1,131                             503
Shareholders' equity...........    20,890                          19,253                          16,810
                                 --------                        --------                        --------
         Total liabilities and
           shareholders'
           equity..............  $258,274                        $195,373                        $171,489
                                 ========                        ========                        ========
Net interest income and net
  yield on earning assets......             $11,145     4.57%               $ 8,936     4.84%               $ 7,683     4.72%
                                            =======     ====                =======     ====                =======     ====
Interest rate spread...........                         3.89%                           4.12%                           3.95%
                                                        ====                            ====                            ====

     Fueling the growth in net interest income in 1997 was a 43.9% increase in average loans. Average loans outstanding during the year equaled $185.8 million compared to $129.2 million in 1996, an increase of $56.6 million. This followed a 36.4% increase in average loans outstanding in 1996. A more aggressive focus on lending opportunities in the Company's established markets in Rockingham County, together with the recruitment of experienced, locally-based senior lenders in the Company's new markets, such as Wilmington and Greensboro, have generated this loan growth. Also contributing to the increased loan demand has been a relatively stable interest rate environment, as well as favorable economic conditions both nationally and in the Company's lending markets. These factors have resulted in increased economic activity evidenced by the higher levels of new business formation, expansions by existing businesses and significant levels of new residential and commercial real estate development. The average yield on the Company's loan portfolio increased 12 basis points to 9.48% in 1997 compared to 9.36% in 1996. The 1996 average yield fell 22 basis points from 9.58% in 1995. The prime rate which had averaged 8.85% in 1995, remained at 8.25% in 1996. In 1997, it increased 25 basis points to 8.50% in March and remained there for the rest of the year. Approximately 62% of the Company's loan portfolio floats with variable rate indices, such as the prime rate. When interest rates rise, interest income on this segment of the portfolio tends to increase. Conversely, interest income from loans generally declines if interest rates fall and these variable rate loans reprice at lower rates.

     Net interest income as a percentage of average earning assets declined 27 basis points in 1997, averaging 4.57% compared to 4.84% in 1996. In 1995, the net yield on earning assets averaged 4.72%. The decline in 1997 was attributable to a 42 basis point increase in the cost of interest bearing liabilities. The average rate on interest bearing liabilities in 1997 was 4.80% compared to 4.38% in 1996. Although the Company was able to increase average non-interest bearing demand deposits to $25.5 million in 1997 from $20.7 million in 1996, an increase of 22.9%, deposit growth was concentrated in the higher cost interest bearing accounts, primarily certificates of deposit. Average savings and time deposits in 1997 increased to $195.3 million from $148.4 million in 1996, an increase of 31.6%. Apart from the increase in the average yield on loans in 1997, changes in the average yields on the other earning assets had a minimal impact on interest income.

     The preceding table summarizes net interest income and average yields and rates paid for the years indicated on a taxable equivalent basis. The following table presents the changes in interest income and interest expense attributable to volume and rate changes between 1997 and 1996, and 1996 and 1995.

                       VOLUME AND RATE VARIANCE ANALYSIS

                                                             YEAR ENDED DECEMBER 31,
                         ------------------------------------------------------------------------------------------------
                                      1997                             1996                             1995
                         ------------------------------   ------------------------------   ------------------------------
                          VOLUME      RATE      TOTAL      VOLUME      RATE      TOTAL      VOLUME      RATE      TOTAL
                         VARIANCE   VARIANCE   VARIANCE   VARIANCE   VARIANCE   VARIANCE   VARIANCE   VARIANCE   VARIANCE
                         --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (IN THOUSANDS)
INTEREST INCOME:
Loans, net............    $5,303     $ 221      $5,524     $3,261     $(236)     $3,025     $1,307     $  447     $1,754
Taxable investment
  securities..........       320         0         320       (525)     (216)       (741)        40        331        371
Tax exempt investment
  securities..........      (439)      (14)       (453)      (154)      (40)       (194)       113       (117)        (4)
Other earning
  assets..............        29         3          32          5        (7)         (2)         0         13         13
Federal funds sold and
  securities purchased
  under agreement to
  resell..............        75         5          80        (98)      (13)       (111)        72         38        110
                          ------     -----      ------     ------     -----      ------     ------     ------     ------
  Total interest
    income............     5,288       215       5,503      2,489      (512)      1,977      1,532        712      2,244
                          ------     -----      ------     ------     -----      ------     ------     ------     ------
INTEREST EXPENSE:
Savings and time
  deposits............     2,039       799       2,838        996       (56)        940        322        932      1,254
Federal funds
  purchased, borrowed
  funds and securities
  sold under
  agreements to
  repurchase..........       448         8         456       (236)      (75)       (311)       271        112        383
                          ------     -----      ------     ------     -----      ------     ------     ------     ------
  Total interest
    expense...........     2,487       807       3,294        760      (131)        629        593      1,044      1,637
                          ------     -----      ------     ------     -----      ------     ------     ------     ------
Inc/(dec) in net
  interest income.....    $2,801     $(592)     $2,209     $1,729     $(381)     $1,348     $  939     $ (332)    $  607
                          ======     =====      ======     ======     =====      ======     ======     ======     ======

NON-INTEREST INCOME AND EXPENSE

     Non-interest income of $1.35 million in 1997 was $102,000, or 8.1%, more than the prior year. Excluding securities gains for each year, non-interest income increased $371,000, or 39.3%, in 1997 compared to 1996. In 1996, non-interest income was relatively flat compared to 1995, having increased by 1.3%. Deposit service charges were 20.1% higher in 1997 due principally to volume. Securities gains were $38,000 in 1997 compared to $307,000 in 1996. During 1996, the Company restructured its investment portfolio to increase liquidity and fund growth in loan demand. This presented opportunities to take gains on the Available for Sale portion of its securities portfolio. While mortgage lending remains a part of the Company's overall lending program, the Company is not staffed, nor does it currently intend, to be an aggressive, volume driven mortgage loan originator. This segment of the market is extremely competitive and the Company competes with several large companies. The Company offers a variety of mortgage products on a competitive basis in the markets in which it operates and generally sells its fixed rate production in the secondary market.

     Non-interest expenses increased $1.9 million, or 31.6%, in 1997 to $7.9 million compared to $6.0 million in 1996. The Company also experienced a significant increase of 15.7%, or $814,000, in these expenses in 1996 over 1995. The underlying reason for these increases has been the additional investments, particularly in adding experienced personnel, which were needed to position the Company to manage its growth. Personnel costs rose $1.1 million, or 29.7%, in 1997 as the Company hired experienced, senior commercial lenders and branch personnel to staff the four new locations that were opened in 1997. At December 31, 1997, the Company had approximately 127 full-time and 14 part-time employees compared to 95 and eight, respectively at December 31, 1996. Also contributing to the increase in personnel expense for both 1997 and 1996 were salary increases for existing staff, increased funding for management incentive programs, higher employment taxes and increased costs associated with the Company's benefit programs. In 1997, the non-interest expenses associated with opening new branches equalled approximately $1.4 million, comprised of approximately $863,000 for personnel, $238,000 for occupancy and equipment and $320,000 for other expenses.

     Similar increases in occupancy and furniture and fixtures expenses occurred in 1997. Occupancy expense rose $184,000, or 53.3%, in 1997 and furniture and fixtures expense rose $163,000, or 35.1%. In 1996, the combined increase for these same items was $89,000 or 12.3% more than 1995. Factors causing the 1997 increase include additional depreciation expense for premises and equipment, lease expenses, utilities, and general operating expenses associated with the new branches in Greensboro, Madison, Wilmington and Ruffin, as well as normal increases in operating the Company's remaining branches. Occupancy and furniture and fixtures expense in 1996 increased due principally to the addition of a new main office facility in Eden and the acquisition of a branch in Eden from another financial institution.

     All other non-interest expenses of $2.0 million in 1997 represented an increase of 30.2% over 1996 and were related to the additional offices opened, with printing, stationery and supplies, postage, marketing and advertising, telephone and travel all sharply higher. The efficiency ratio, which measures non-interest expense as a percentage of net interest income plus non-interest income, was 63.2% for 1997 versus 58.9% the previous year, with the increase largely caused by the high level of non-interest expense in 1997.

FINANCIAL CONDITION

     The Company's consolidated assets increased 55.0% and 17.9% during 1997 and 1996, respectively. Asset growth occurred primarily in loans and is directly related to deposit growth, both at existing offices and through new branch offices. During 1996, the Company completed a branch acquisition in a community near Eden, North Carolina which included approximately $14.0 million in deposits. This acquired growth, the internal growth generated with the Company's existing markets and the anticipated increase in market share for the four new 1997 branches are expected to continue to produce positive results for the Company.

     The Company's commercial loan portfolio has grown significantly over the past two years. Loans secured by real estate equaled $128.3 million, or 56.1% of the loan portfolio at December 31, 1997, compared to $88.0 million, or 60.9%, at December 31, 1996. The tables below provide a five year analysis of the loan portfolio by major loan type. Management believes the Company is not dependent on any single customer or group of customers concentrated in a particular industry, the loss of whose deposits or whose insolvency would have a material adverse effect on operations.

                           LOAN PORTFOLIO COMPOSITION

                                                             YEAR ENDED DECEMBER 31,
                            ------------------------------------------------------------------------------------------
                                  1997               1996               1995              1994              1993
                            ----------------   ----------------   ----------------   ---------------   ---------------
                                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
REAL ESTATE:
Commercial................  $ 51,022    22.3%  $ 30,516    21.1%  $ 27,208    24.4%  $15,037    18.8%  $13,611    16.5%
Residential...............    58,238    25.5     44,109    30.5     36,438    32.6    30,060    37.7    31,026    37.6
Construction and
  development.............    19,083     8.3     13,407     9.3      4,531     4.1       681     0.9     1,927     2.4
                            --------   -----   --------   -----   --------   -----   -------   -----   -------   -----
Total real estate.........   128,343    56.1     88,032    60.9     68,177    61.1    45,778    57.4    46,564    56.5
                            --------   -----   --------   -----   --------   -----   -------   -----   -------   -----
COMMERCIAL, FINANCIAL AND
  AGRICULTURAL............    54,294    23.7     25,175    17.4     18,248    16.3    11,272    14.1    10,916    13.2
                            --------   -----   --------   -----   --------   -----   -------   -----   -------   -----
CONSUMER:
Direct....................    23,237    10.2     16,766    11.6     15,247    13.6    12,619    15.8    15,130    18.4
Home equity...............    19,740     8.6     13,516     9.3      9,579     8.6     9,708    12.2     9,413    11.4
Revolving.................     3,101     1.4      1,096     0.8        457     0.4       410     0.5       426     0.5
                            --------   -----   --------   -----   --------   -----   -------   -----   -------   -----
Total consumer............    46,078    20.2     31,378    21.7     25,283    22.6    22,737    28.5    24,969    30.3
                            --------   -----   --------   -----   --------   -----   -------   -----   -------   -----
         Total............  $228,715   100.0%  $144,585   100.0%  $111,708   100.0%  $79,787   100.0%  $82,449   100.0%
                            ========   =====   ========   =====   ========   =====   =======   =====   =======   =====

                                                            YEAR ENDED DECEMBER 31, 1997
                                       -----------------------------------------------------------------------
                                                                                    RATE STRUCTURE FOR LOANS
                                                       MATURITY                      MATURING OVER ONE YEAR
                                       -----------------------------------------   ---------------------------
                                         ONE      OVER ONE     OVER                PREDETERMINED   FLOATING OR
                                       YEAR OR    YEAR TO      FIVE                  INTEREST      ADJUSTABLE
                                        LESS     FIVE YEARS    YEARS     TOTAL         RATE           RATE
                                       -------   ----------   -------   --------   -------------   -----------
Commercial, financial and
  agricultural.......................  $26,340    $22,006     $ 5,948   $ 54,294      $ 7,689        $20,265
Real estate -- construction..........   15,031      3,889         163     19,083            0          4,052
Real estate -- mortgage..............   13,649     44,303      51,308    109,260       52,494         43,117
Consumer.............................   10,584     24,775      10,719     46,078       15,787         19,707
                                       -------    -------     -------   --------      -------        -------
                                       $65,604    $94,973     $68,138   $228,715      $75,970        $87,141
                                       =======    =======     =======   ========      =======        =======

     The Company's entire securities portfolio has been categorized as Available for Sale. While the Company has no plans to liquidate a significant amount of any securities, the securities Available for Sale may be used for liquidity purposes should management deem it to be in the best interests of the Company. Due to declines in interest rates, and in order to maintain liquidity, the majority of the securities purchased have been relatively short-term. United States government agency securities continue to represent the majority of the portfolio. At December 31, 1997, securities increased by $26.1 million, or 49.8%, over the prior year, ending the year at $78.7 million compared to $52.6 million at December 31, 1996. As a percentage of total assets, securities were 24.2% in 1997 compared to 25.1% in 1996.

     The following tables present the composition of the securities portfolio for the last three years as well as information about cost, fair value and weighted average yield.

                             INVESTMENT SECURITIES

                                                                  YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------------------------------------------
                                           1997                             1996                             1995
                              ------------------------------   ------------------------------   ------------------------------
                                                    WEIGHTED                         WEIGHTED                         WEIGHTED
                              AMORTIZED   MARKET    AVERAGE    AMORTIZED   MARKET    AVERAGE    AMORTIZED   MARKET    AVERAGE
                                COST       VALUE     YIELD       COST       VALUE     YIELD       COST       VALUE     YIELD
                              ---------   -------   --------   ---------   -------   --------   ---------   -------   --------
                                                             (IN THOUSANDS, EXCEPT PERCENTAGES)
U.S. Treasury...............   $ 3,074    $ 3,092     5.98%     $13,075    $13,076     5.32%     $ 4,220    $ 4,226     5.98%
U.S. government agency......    68,997     68,973     6.01       31,906     31,760     5.87       38,386     38,217     6.42
State and municipal
  obligations(1)............     4,953      5,281     9.11        6,693      7,093     9.45       13,064     13,993     9.84
Other.......................     1,392      1,392     7.08          643        643     6.93        1,059      1,059     7.06
                               -------    -------     ----      -------    -------     ----      -------    -------     ----
         Total investment
           securities(1)....   $78,416    $78,738     6.22      $52,317    $52,572     6.20      $56,729    $57,495     7.19
                               =======    =======               =======    =======               =======    =======

                                                           YEAR ENDED DECEMBER 31, 1997
                              ---------------------------------------------------------------------------------------
                                                  AFTER ONE        AFTER FIVE
                                  WITHIN           YEAR TO          YEARS TO          AFTER
                                 ONE YEAR        FIVE YEARS        TEN YEARS        TEN YEARS                WEIGHTED
                              --------------   ---------------   --------------   --------------             AVERAGE
                              AMOUNT   YIELD   AMOUNT    YIELD   AMOUNT   YIELD   AMOUNT   YIELD    TOTAL     YIELD
                              ------   -----   -------   -----   ------   -----   ------   -----   -------   --------
                                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
U.S. Treasury...............  $   0       --   $ 3,074    5.98%  $    0      --   $    0      --   $ 3,074     5.98%
U.S. government agency......  2,001     5.63%   64,979    6.02    2,017    5.89%       0      --    68,997     6.01
State and municipal
  obligations(1)............    101    12.50     1,057   11.51    3,065    8.49   $  730    7.85%    4,953     9.11
Other.......................      0       --         0      --        0      --    1,392    7.08     1,392     7.08
                              ------   -----   -------   -----   ------   -----   ------   -----   -------    -----
         Total investment
           securities(1)....  $2,102    5.96   $69,110    6.10   $5,082    7.46   $2,122    7.34   $78,416     6.22
                              ======           =======           ======           ======           =======

---------------

(1) Yields stated on a tax equivalent basis.

     As interest rates reflected a flattening of the yield curve during 1996, customers shortened the terms of their deposits. This allows depositors to react more quickly to rising interest rates. The marketplace for deposits is extremely competitive from both traditional financial institutions, such as banks, as well as other more non-traditional and less regulated financial intermediaries such as brokerage houses and mutual funds. The Company seeks to attract and retain retail customers through competitive products and quality service. In the commercial area, management is focused on building long-lasting relationships that will foster deposit growth. In addition, the Company offers a broad range of products including a commercial sweep account. This funding source increased to $9.6 million at December 31, 1997, up from $5.7 million at December 31, 1996.

     Growth in retail deposits was marked by significant increases in certificates of deposit, with maturities of one year or less up 73.7% to $139.6 million and maturities of more than one year up 72.1% to $48.4 million. Given its customers' reluctance to lock into current rates for an extended period, the Company has recently joined an electronic network which allows it to post interest rates and attract deposits nationally. The Company's early competitive focus has been in certificates of deposit with a maturity of one year or more, to achieve a greater balance in its overall certificates of deposit portfolio.

     Another funding source the Company employed during 1997 was the FHLB. The Company has a $40.0 million line of credit and had drawn down $15.0 million at December 31, 1997. Management believes that this is a cost effective and prudent funding source as it is able to structure the borrowings to meet its asset and liability, as well as liquidity, needs.

ASSET QUALITY

     Management considers the Company's asset quality to be of primary importance. The allowance for loan losses, which is utilized to absorb actual losses in the loan portfolio, is maintained at a level sufficient to provide for estimated potential charge-offs of non-collectible loans. The loan portfolio is analyzed periodically in an effort to identify potential problems before they actually occur. The Company's allowance for loan losses is also analyzed quarterly by management. This analysis includes a methodology that segments the loan portfolio by selected loan types and considers the current status of the portfolio, historical charge-off experience, current levels of delinquent, impaired and non-performing loans, as well as economic and inherent risk factors. The provision for loan losses represents a charge against income in an amount necessary to maintain the allowance at an appropriate level. The monthly provision for loan losses may fluctuate based on the results of this analysis. The following table depicts the allocation of the allowance for loan losses at December 31, 1997, 1996, 1995, 1994, and 1993. The allocation is based on management's grading of the loan portfolio with the remaining portion allocated to the general category, although the entire allowance is available to be used for write-offs in any category.

                    ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                     YEAR ENDED DECEMBER 31,
                                -------------------------------------------------------------------------------------------------
                                      1997                1996                1995                1994                1993
                                -----------------   -----------------   -----------------   -----------------   -----------------
                                           % OF                % OF                % OF                % OF                % OF
                                         LOANS IN            LOANS IN            LOANS IN            LOANS IN            LOANS IN
                                  $      CATEGORY     $      CATEGORY     $      CATEGORY     $      CATEGORY     $      CATEGORY
                                ------   --------   ------   --------   ------   --------   ------   --------   ------   --------
                                                               (IN THOUSANDS, EXCEPT PERCENTAGES)
BALANCE AT END OF PERIOD
  APPLICABLE TO:
Commercial....................  $1,190       24%    $  826       17%    $  512       16%    $  546       14%    $  611       13%
Real estate -- construction...       8        8         13        9          9        4          0        1          1        2
Real estate -- mortgage.......     154       48        151       52        131       57         50       57         51       55
Consumer......................     298       20        386       22        320       23        224       28        164       30
General.......................     681        0        262        0        286        0        232        0        347        0
                                ------     ----     ------     ----     ------     ----     ------     ----     ------     ----
        Total allocation......  $2,331      100%    $1,638      100%    $1,258      100%    $1,052      100%    $1,174      100%
                                ======     ====     ======     ====     ======     ====     ======     ====     ======     ====

     The 1997 provision of $760,000 compares with $415,000 in 1996 and $260,000 in 1995, which represented an 83.1% increase in 1997 and a two year increase of 192.3%. The Company has continued to increase the dollar level of the reserve due to the growth in loans despite the fact that asset quality indicators such as net charge-offs and non-performing loans remain at very low levels. Net charge-offs were $67,000 in 1997, or .04% of average loans outstanding, compared with $35,000 in 1996 and $54,000 in 1995. The following table contains a five year analysis of the allowance for loan losses including the amount of charge-offs and recoveries by loan type. At December 31, 1997, the allowance for loan losses as a percent of year-end loans was 1.02% compared to 1.13% at year-end for both 1996 and 1995.

                              SUMMARY OF ALLOWANCE

                                                           YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------
                                                 1997      1996      1995      1994      1993
                                                ------    ------    ------    ------    ------
                                                        (IN THOUSANDS, EXCEPT RATIOS)
Balance, beginning of period..................  $1,638    $1,258    $1,052    $1,174    $1,161

CHARGE-OFFS:
Commercial....................................      16         0         0         0        28
Real estate -- construction...................       0         0         0         0         0
Real estate -- mortgage.......................      13         0         0        15         0
Consumer......................................     131        89       128       332       214
                                                ------    ------    ------    ------    ------
                                                   160        89       128       347       242
RECOVERIES:
Commercial....................................      10         0         2        52         5
Real estate -- construction...................       0         0         0         0         0
Real estate -- mortgage.......................       0         0         0         0         0
Consumer......................................      83        54        72        68        60
                                                ------    ------    ------    ------    ------
                                                    93        54        74       120        65
Net charge-offs...............................      67        35        54       227       177
                                                ------    ------    ------    ------    ------
Provision charged to operations...............     760       415       260       105       190
                                                ------    ------    ------    ------    ------
Balance, end of period........................  $2,331    $1,638    $1,258    $1,052    $1,174
                                                ======    ======    ======    ======    ======
Ratio of net charge-offs to average loans.....    0.04%     0.03%     0.06%     0.28%     0.21%
                                                ======    ======    ======    ======    ======
Ratio of allowance to year-end loans..........    1.02%     1.13%     1.13%     1.32%     1.42%
                                                ======    ======    ======    ======    ======

     Non-performing assets include non-accrual loans, accruing loans contractually past due 90 days or more, restructured loans, other real estate, and other real estate under contract for sale. Loans are placed on non-accrual when management has concerns relating to the ability to collect the loan principal and interest, and generally when such loans are 90 days or more past due. While non-performing assets represent potential losses to the Company, management does not anticipate any aggregate material losses since most loans are believed to be adequately secured. Management believes the allowance for loan losses is sufficient to absorb known risks in the portfolio. No assurance can be given that economic conditions will not adversely affect borrowers and result in increased losses. The following table summarizes non-performing assets by type for each of the last five years. Other than the amounts listed, there were no other loans that (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources or (ii) represent material credits about which management has information that causes them to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

                       SCHEDULE OF NON-PERFORMING ASSETS

                                                             YEAR ENDED DECEMBER 31,
                                                      --------------------------------------
                                                       1997     1996    1995    1994    1993
                                                      ------    ----    ----    ----    ----
                                                                  (IN THOUSANDS)
Non-accrual(1)......................................  $1,263    $547    $ 44    $154    $634
Past due 90 days or more and still accruing
  interest..........................................      29       0       0       3     231
Other real estate...................................      31      48     192     191     240
Renegotiated troubled debt..........................       0       0       0       0     243

---------------

(1) If non-performing loans outstanding at December 31, 1997 had been performing in accordance with their terms, $90,202 more in interest income would have been recorded in 1997. Actual interest income recorded on such loans in 1997 was $30,022.

CAPITAL RESOURCES

     Banks and bank holding companies, as regulated institutions, must meet required levels of capital. The OCC and the Federal Reserve, the primary regulators for the Bank and the Company, respectively, have adopted minimum capital regulations or guidelines that categorize components and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to its assets in accordance with the guidelines. As shown in the following table, in 1996, the Company and the Bank both maintained capital levels exceeding the minimum levels for "well capitalized" banks and bank holding companies, and in 1997, for "adequately capitalized" banks and bank holding companies. See "Capitalization" and "Business -- Supervision and Regulation."

                               REGULATORY CAPITAL

                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                   1997              1996               1995
                                              --------------    ---------------    ---------------
                                                       (IN THOUSANDS, EXCEPT PERCENTAGES)
Total capital to risk weighted assets
     Consolidated...........................  $23,938   9.88%   $21,868   15.10%   $19,773   16.70%
     Bank...................................   23,248   9.59     21,442   14.80     19,439   25.20
Tier 1 capital to risk weighted assets
     Consolidated...........................   21,607   8.92     19,464   13.40     18,515   15.80
     Bank...................................   20,917   8.63     19,039   13.10     18,180   23.60
Tier 1 capital to average assets
     Consolidated...........................   21,607   7.02     19,464    9.60     18,515   10.80
     Bank...................................   20,917   6.79     19,039    9.40     18,180   10.40

INTEREST RATE SENSITIVITY AND LIQUIDITY MANAGEMENT

     A primary objective of interest rate sensitivity management is to ensure the stability and quality of the Company's primary earning component, net interest income. This process involves monitoring the Company's balance sheet in order to determine the potential impact that changes in the interest rate environment would have on net interest income. Rate sensitive assets and liabilities have interest rates which are subject to change within a specific time period, due to either maturity or contractual agreements which allow the instruments to reprice prior to maturity. Interest rate sensitivity management seeks to ensure that both assets and liabilities react to changes in interest rates within a similar time period, thereby minimizing the risk to net interest income.

                         INTEREST SENSITIVITY ANALYSIS

                                                        YEAR ENDED DECEMBER 31, 1997
                                  -------------------------------------------------------------------------
                                                                            TOTAL     TOTAL OVER
                                  1-90 DAYS   91-180 DAYS   181-365 DAYS   ONE YEAR    ONE YEAR     TOTAL
                                  ---------   -----------   ------------   --------   ----------   --------
                                                        (IN THOUSANDS, EXCEPT RATIOS)
INTEREST EARNING ASSETS:
Loans, net of non-accruals......  $134,281     $   5,389      $ 15,104     $154,774    $ 72,679    $227,452
Taxable investment securities...     5,750         7,000        12,365       25,115      46,957      72,072
Tax exempt investment
  securities....................         0           100             0          100       4,853       4,953
Other investment securities.....     1,392             0             0        1,392           0       1,392
Due from FHLB...................       242             0             0          242           0         242
Federal funds sold..............         0             0             0            0           0           0
                                  --------     ---------      --------     --------    --------    --------
          Total interest earning
            assets..............   141,665        12,489        27,469      181,623     124,489     306,111
                                  --------     ---------      --------     --------    --------    --------

                                                        YEAR ENDED DECEMBER 31, 1997
                                  -------------------------------------------------------------------------
                                                                            TOTAL     TOTAL OVER
                                  1-90 DAYS   91-180 DAYS   181-365 DAYS   ONE YEAR    ONE YEAR     TOTAL
                                  ---------   -----------   ------------   --------   ----------   --------
                                                        (IN THOUSANDS, EXCEPT RATIOS)
INTEREST BEARING LIABILITIES:
Savings/NOW/MMI.................    10,555             0             0       10,555      42,218      52,773
Other time deposits.............    57,483        28,661        57,281      143,425      44,612     188,037
Overnight borrowings............    13,720             0             0       13,720           0      13,720
Other borrowings................         0             0         5,000        5,000      10,000      15,000
                                  --------     ---------      --------     --------    --------    --------
          Total interest bearing
            liabilities.........    81,758        28,661        62,281      172,700      96,830     269,530
                                  --------     ---------      --------     --------    --------    --------
Interest sensitivity gap........  $ 59,907     $ (16,172)     $(34,812)    $  8,923
                                  ========     =========      ========     ========
Ratio of interest sensitive
  assets to interest sensitive
  liabilities...................      1.73          0.44          0.44         1.05

     The measurement of the Company's interest rate sensitivity, or "gap," is a technique traditionally used in asset/liability management. The interest sensitivity gap is the difference between repricing assets and repricing liabilities for a particular time period. The preceding table indicates a ratio of rate sensitive assets to rate sensitive liabilities within one year at December 31, 1997 of 105%. This ratio indicates that net interest income would decline in a falling interest rate environment, since a greater amount of assets than liabilities would reprice more rapidly over the one year period. Included in rate sensitive liabilities are certain deposit accounts (savings, NOW and MMI) that are subject to immediate withdrawal and repricing, yet have no stated maturity. These balances are presented in the category that management believes best identifies their actual repricing patterns. This analysis assumes 20% of these deposits reprice within one year and the remaining 80% reprice after one year. The schedule also includes $34.1 million of securities which are callable within the one year sensitivity time period. While these securities have contractual maturities beyond one year, management believes these securities will be called on the specified dates based upon the difference in the coupon rate of the securities and the current level of interest rates. Furthermore, the overall risk to net interest income is further mitigated by the Company's increased level of variable rate loans. These are loans with a contractual interest rate tied to an index, such as the prime rate. A portion of these loans may reprice on multiple occasions during a one year period due to changes in the underlying rate index. Approximately 62% of the total loan portfolio have variable rates, and reprice in accordance with the underlying rate index subject to terms of individual note agreements.

     In addition to the traditional gap analysis, the Company also utilizes a computer based interest rate risk simulation model. This comprehensive model includes rate sensitivity gap analysis, rate shock net interest margin analysis, and asset/liability term and rate analysis. The Company uses this model to monitor interest rate risk on a quarterly basis and to detect trends that may affect the overall net interest income for the Company. This simulation incorporates the dynamics of balance sheet and interest rate changes and reflects the related effect on net interest income. As a result, this analysis more accurately projects the risk to net interest income over the upcoming twelve month period. The Company has a policy establishing the maximum allowable risk to net interest income caused by changes in interest rates. The modeling results indicate that the Company is within the established parameters of the interest rate risk policy.

     Liquidity management refers to the ability to meet day-to-day cash flow requirements based primarily on activity in loan and deposit accounts of the Company's customers. Deposit withdrawals, loan funding, and general corporate activity create a need for liquidity for the Company. Liquidity is derived from sources such as deposit growth, maturity/calls/sales of investment securities, principal and interest payment on loans, access to borrowed funds or lines of credit, and profits.

     The Company's primary source of funds has been derived from increased deposit and sweep account balances. Liquidity is further enhanced by a $40.0 million line of credit with the FHLB collateralized by FHLB stock and qualifying one to four family residential mortgage loans. There are unsecured overnight borrowing lines available through several financial institutions. The Company also has the ability to access the certificate of deposit market on a national basis. Access to this market will complement local market activity and focus on longer term deposits. The Company is able to survey and monitor interest rates in both the local and national deposit markets, which assists in developing rational pricing for all deposit products. Internal liquidity analysis indicates the Company is well positioned to fund earning assets in the twelve month period analyzed.

     Interest rate risk management and liquidity management are both a part of the Company's overall asset/ liability management process. The primary oversight of asset/liability management rests with the Company's Asset and Liability Committee, which is comprised of senior management and members of the Bank's Board of Directors. The committee meets on a regular basis to review the asset liability management activities of the Company and monitor compliance with established policies. A member of the Board of Directors chairs the committee and reports on its activities to the full Board.

OTHER MATTERS

     On November 13, 1997, the Company and the OCC entered into the MOU under which the Company agreed to take certain actions to improve its infrastructure, primarily necessitated by its rapid growth. In February 1998, the OCC informed the Company that no further action was being requested and the Company believes that it is in compliance with the MOU. See "Risk Factors -- Memorandum of Understanding," "Business -- Supervision and Regulation" and Note 17 to the Company's Consolidated Financial Statements.

     A critical issue affecting companies that rely extensively on electronic data processing systems, such as the Company, is the Year 2000 issue. This issue deals with the Company's ability to process year-date data accurately beyond the year 1999. The Year 2000 issue has been a well publicized, but nevertheless continually evolving issue. The Company is dependent upon electronic data processing for nearly all of its major activities. During 1997, the Company formed an internal task force chaired by the Senior Vice President, Operations to address the Year 2000 issue, conduct a comprehensive review of the Company's systems and ensure that the Company takes any necessary measures. See "Risk Factors -- Year 2000 Compliance."

NEW ACCOUNTING PRONOUNCEMENTS

     In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which establishes standards for computing and presenting earnings per share. This new accounting standard applies to entities with publicly held common stock or potential common stock, such as the Company. SFAS No. 128 simplifies the standards for computing earnings per share previously found in other accounting standards, requires dual presentation of basic and diluted earnings per share on the face of the income statement for entities with complex capital structures such as the Company, and requires a reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation. The Company adopted this new accounting standard at December 31, 1997 and restated all prior period earnings per share data presented.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The comprehensive income and related cumulative equity impact of comprehensive income items will be required to be disclosed prominently as part of the notes to the financial statements. Only the impact of unrealized gains or losses on securities available for sale is expected to be disclosed as an additional component of the Company's income under the requirements of SFAS No. 130. This statement is effective for fiscal years beginning after December 15, 1997.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which changes the way public companies report information about segments of their business on their annual financial statements and requires them to report selected segment information in their quarterly reports issued to shareholders. It also requires entity wide disclosures about the products and services an entity provides, the foreign countries in which it holds assets and reports revenues, and its major customers. This statement is effective for fiscal years beginning after December 15, 1997.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises employers' disclosures about pension and other post-retirement benefit plans. The statement does not change the measurement or recognition of those plans, but requires additional information on changes in benefits obligations and fair values of plan assets, and eliminates certain disclosures previously required by SFAS Nos. 87, 88 and 106. This statement is effective for fiscal years beginning after December 15, 1997.

EFFECTS OF INFLATION

     Inflation affects financial institutions in ways that are different from most commercial and industrial companies, which have significant investments in fixed assets and inventories. The effect of inflation on interest rates can materially impact bank operations, which rely on net interest margins as a major source of earnings. Non-interest expenses, such as salaries and wages, occupancy and equipment cost are also negatively impacted by inflation.

                                    BUSINESS

GENERAL

     FNB Financial Services Corporation (the "Company") is a North Carolina bank holding company with total assets of $325.2 million, deposits of $272.3 million and shareholders' equity of $22.5 million, each as of December 31, 1997. The Company's wholly-owned subsidiary, First National Bank Southeast (the "Bank"), was chartered in 1918. Historically, the Bank has served the Rockingham County area of North Carolina through three branches in Reidsville and two in Eden, North Carolina. In 1995, the Company initiated a strategic growth plan beginning with the hiring of a new chief executive officer. By the end of 1997, the Bank increased its number of branches from five to ten by closing a branch in Eden and opening new branches in the Rockingham County towns of Eden, Ruffin and Madison and in the new markets of Greensboro and Wilmington, North Carolina. As a result of this strategy, between 1995 and 1997, the Company's net interest income, loans and deposits increased at compound annual growth rates of 23.0%, 43.1% and 32.8%, respectively.

     The Bank is community oriented and focuses primarily on offering commercial, real estate and consumer loans, and deposit and other financial services to individuals, small to medium-sized businesses and other organizations in its market areas. The Bank emphasizes its individualized services and community involvement, while at the same time providing its customers with the financial sophistication and array of products typically offered by a larger bank. Management believes that the Bank can compete successfully with larger banks located within and outside of North Carolina by retaining its personalized approach and community focus.

     Under the leadership of Ernest J. Sewell, who became President and Chief Executive Officer in January 1995, the Company adopted the following three-part strategy: (i) increase market share and geographic reach through opportunistic acquisitions in markets where the mix of economic, operational, cultural and other factors are favorable; (ii) position the Company to manage its planned growth by adding experienced personnel and upgrading its internal systems and procedures; and (iii) generate internal growth at its existing banking offices by offering new and complementary services and products. To accomplish these objectives, during the past three years the Company has: (i) increased the number of its branch offices to ten by opening new offices in Eden, Ruffin, Madison, Greensboro and Wilmington; (ii) expanded by approximately 46% the number of its full-time personnel by adding 40 new employees, including four new vice presidents and four new senior vice presidents; (iii) initiated a systematic review and revision of its loan administration, loan policy and credit procedures; and (iv) enhanced its mix of products and services by broadening the scope of its commercial lending activities, updating and extending its ATM terminals and network and establishing a department to provide credit and debit cards to its customers.

     The Company plans to continue to pursue these objectives by strengthening its presence in existing markets and opportunistically reaching into new markets in North Carolina, Virginia and South Carolina. The Company will seek to hire qualified personnel to help manage its planned growth and to develop new products that are uniquely consistent with the Company's service orientation. The Company also plans, where appropriate, to upgrade its systems and procedures and refine its ability to offer customers sophisticated services without sacrificing its personalized approach.

STRATEGY

     Expand Banking Operations. Throughout most of its 80-year history, the Company's banking activities were centered in Reidsville, North Carolina, located in Rockingham County in the north central part of the State. Beginning in 1995, however, the Company initiated a growth strategy to further penetrate markets in which it has an existing market share and expand into and develop new and contiguous markets, such as Wilmington and Greensboro. Management selects its target markets based on a number of factors, including market size and growth potential, banking relationships developed by members of management during their careers and the ability to integrate the targeted market into the Company's unique, community oriented culture.

     The Company's expansion strategy, both within and outside of its existing markets, involves three key elements: (i) install high quality, well trained management to serve the market; (ii) ascertain that the market is underserved by financial institutions whose primary focus is to cater to the individualized needs of customers; and (iii) find reasonably priced facilities. Management believes that it has been successful in implementing these strategic elements in its expansion program to date.

     In 1997, the Bank opened new branches in Wilmington, Greensboro, Ruffin and Madison, North Carolina. The Wilmington branch represented the Company's first foray outside of the north central part of North Carolina and at December 31, 1997, after ten months of operations, held deposits and loans totaling $35.3 million and $59.5 million, respectively. A major factor contributing to this growth was the ability of existing loan officers to capitalize on prior relationships. The Greensboro, Ruffin and Madison branches expand the Bank's services in the Triad -- Rockingham County area. Ruffin and Madison are each located in Rockingham County, and Greensboro is in Guilford County, just south of Rockingham County. At December 31, 1997, after less than a full year in operation, the aggregate deposits and loans at these three branches were $39.4 million and $23.5 million, respectively. These figures do not necessarily represent the rate of loan and deposit growth that may be achieved at these branch locations in the future.

     Seize Market Expansion Opportunities. The Company intends to capitalize on opportunities to enter new and contiguous markets which it believes are underserved as a result of banking consolidation and in which the Company's community oriented philosophy and culture would flourish. The Company believes that there is value to be added by providing the opportunity for greater personalized banking relationships than exist with larger commercial banks in its markets, although the Company also recognizes the need to carefully analyze markets that are already well served by numerous institutions. The Company will continue to distinguish itself by emphasizing high quality, sophisticated services in a hometown environment.

     Establish a Platform for Future Growth. The Company seeks to position itself to manage its future expected growth in two fundamental ways: (i) attract, retain and reward experienced personnel who are committed both to conducting business in a friendly and personable manner and to the communities in which they work and live; and (ii) continue a program to upgrade, modify and expand its internal systems, procedures, equipment and software designed to improve marketing and operating efficiencies. The Company will also continue to analyze technological developments in the banking industry for opportunities to improve or augment its services and products, although management will endeavor to maintain the Company's personalized approach even as pressures to succumb to technological advances mount.

     Maintain a Friendly Environment for Employees and Customers. The Company has instituted various programs to instill high morale among its employees which the Company believes translates into exceptional customer service. For example, in the "Tell on Your Buddy" program, employees are encouraged to share with senior managers good ideas and thoughts put into practice by fellow employees and, in the process, make themselves eligible for a significant reward. The Company also holds lively weekly sales meetings to elicit ideas about products and services to emphasize. The Company believes that the overall effect of these programs is to improve morale, customer service and financial performance.

MARKET AREAS

     For operational purposes, the Company groups its markets into two regions, the Triad region and the Wilmington region. The Company's deposit market share in Reidsville as of June 30, 1997, the most recent date for which data are available, was 32.6%, which ranked first among banks, credit unions and thrift institutions, and in all of Rockingham County equaled 20.5% as of the same date, which ranked first. The following table summarizes the banking offices, deposits and market share for the Company's offices, categorized by city.

                                                                DEPOSITS AT DECEMBER 31,
                                                                ------------------------
REGION/CITY                                                       1997           1996
-----------                                                     ---------      ---------
                                                                     (IN THOUSANDS)
TRIAD REGION:
Reidsville(1)...............................................    $152,221       $145,377
Eden(1).....................................................      45,305         34,003
Madison.....................................................      14,611       Not open
Ruffin......................................................       5,014       Not open
Greensboro..................................................      19,822       Not open
                                                                --------       --------
          Subtotal..........................................     236,973        179,380
                                                                --------       --------
WILMINGTON REGION:
Wilmington..................................................      35,301       Not open
                                                                --------       --------
          Total.............................................    $272,274       $179,380
                                                                ========       ========

---------------

(1) Includes three banking offices.

     The following is a summary description of the Triad and Wilmington market areas.

     Triad -- Rockingham County. Rockingham County was formed in 1785 and is located in the north central area of North Carolina. It has a land area of 568 square miles and a population of 87,672. Surrounding counties are Guilford to the south, Caswell to the east and Stokes County to the west. The county is bordered on the north by the Commonwealth of Virginia. Piedmont Triad International Airport is located 20 miles away and Norfolk Southern has two rail connection lines in the county. The county, which consists of several community oriented towns, provides a full range of municipal services and extends financial support to certain boards, agencies, and commissions to assist its efforts to serve its citizens. Rockingham County's economy remained strong through 1996 (the most recent year for which data are available) with average unemployment of 4.6%. During 1996 industrial and commercial activity for Rockingham County created $47.0 million in new investments that created 343 jobs.

     Triad -- Greensboro. Greensboro has a diverse economy attributable to a blend of trade, manufacturing and service businesses. Local industry is characterized by the production of a wide range of products, including textiles, apparel, tobacco, machinery and electronics equipment. The area has access to major domestic and international markets from Interstate Highways 40 and 85 and the Piedmont Triad International Airport. Entrepreneur magazine recently ranked the Triad area as fourth in a list of the top 20 cities in which to establish a small business. According to the U.S. Department of Commerce, the Triad area recorded export sales of $3.6 billion in 1996 and is ranked 37th nationally in that category.

     Wilmington. Wilmington is the county seat and the industrial center of New Hanover County and its recent rate of growth has been topped by only one other city in North Carolina. The total population of New Hanover County is approximately 125,000 and it is served by Interstate Highway 40 and U.S. Highways 17 and 74. The area is serviced by national and regional airlines through facilities at the New Hanover International Airport in New Hanover County. The New Hanover County area has experienced extensive industrial development and service/trade sector growth over the past 20 years. The Wilmington area industries produce fiber optic cables for the communications industry, aircraft engine parts, pharmaceuticals, nuclear fuel components and various textile products. The New Hanover County area economy has become broadly diversified and has developed into a major resort area, a busy sea port (one of North Carolina's only two deep water ports), a light manufacturing center, a chemical manufacturing center and the distribution hub of southeastern North Carolina.

LENDING ACTIVITIES

     General. The Bank offers a broad array of lending services, including real estate, commercial and consumer loans, to individuals and small to medium-sized businesses and other organizations that are located in or conduct a substantial portion of their business in the Bank's market areas. The Bank's total loans at December 31, 1997 were $228.7 million, or 74.3% of total earning assets. The Bank also makes secured construction loans to home builders and residential mortgagees, which are often secured by first and second real estate mortgages. At December 31, 1997, the Bank had no large loan concentrations (exceeding ten percent of its portfolio) in any particular industry.

     Loan Composition. The following table sets forth, at the dates indicated, the composition of the Bank's loan portfolio and the related percentage composition.

                                                                 AT DECEMBER 31,
                                              ------------------------------------------------------
                                                    1997               1996               1995
                                              ----------------   ----------------   ----------------
                                                        (IN THOUSANDS, EXCEPT PERCENTAGES)
REAL ESTATE:
Commercial..................................  $ 51,022    22.3%  $ 30,516    21.1%  $ 27,208    24.4%
Residential.................................    58,238    25.5     44,109    30.5     36,438    32.6
Construction and development................    19,083     8.3     13,407     9.3      4,531     4.1
                                              --------   -----   --------   -----   --------   -----
          Total real estate.................   128,343    56.1     88,032    60.9     68,177    61.1
                                              --------   -----   --------   -----   --------   -----
COMMERCIAL, FINANCIAL AND AGRICULTURAL......    54,294    23.7     25,175    17.4     18,248    16.3
                                              --------   -----   --------   -----   --------   -----
CONSUMER:
Direct......................................    23,237    10.2     16,766    11.6     15,247    13.6
Home equity.................................    19,740     8.6     13,516     9.3      9,579     8.6
Revolving...................................     3,101     1.4      1,096     0.8        457     0.4
                                              --------   -----   --------   -----   --------   -----
          Total consumer....................    46,078    20.2     31,378    21.7     25,283    22.6
                                              --------   -----   --------   -----   --------   -----
          Total.............................  $228,715   100.0%  $144,585   100.0%  $111,708   100.0%
                                              ========   =====   ========   =====   ========   =====

     Real Estate Loans. Loans secured by real estate for a variety of purposes constituted $128.3 million, or 56.1%, of the Bank's total loans at December 31, 1997. The Bank held at December 31, 1997 real estate loans of various sizes ranging up to $2.9 million, secured by office buildings, retail establishments, warehouses, motels, restaurants and other types of property. Loan terms are typically limited to five years, although the installment payments may be structured generally on a 15-year amortization basis. Interest rates may be fixed or adjustable, based on market conditions, and the Bank generally charges an origination fee. Management has attempted to reduce credit risk in the real estate portfolio by emphasizing loans on owner occupied office and retail buildings where the loan to value ratio, established by independent appraisals, does not exceed 80% and net project cash flow available for debt service equals 120% of the debt service requirement. The Bank also often requires personal guarantees of the principal owners of the property and obtains personal financial statements of the principal owners in such cases. The Bank experienced no net loan losses on commercial real estate loans during 1997 and 1996.

     The Bank originates residential loans for its portfolio on single and multi-family properties, both owner occupied and non-owner occupied, and at December 31, 1997 it held $58.2 million of such loans. Loan terms are typically limited to five years, with payments through the date of maturity generally based on a 15 or 30 year amortization schedule. Rates may be fixed or variable, and the Bank typically charges an origination fee. The Bank attempts to minimize credit risk by requiring a loan to value ratio of 80% or less. The Bank has experienced minimal loan losses on residential real estate over the past ten years.

     The Bank also originates residential loans for sale into the secondary market. Through its mortgage banking division, the Bank originates both fixed and variable rate residential mortgage loans for sale with servicing released. The Bank is able to generate loan origination fees, typically ranging from 1.0% to 1.5% of the loan balance which are recognized in income when the loan is sold. During 1997 and 1996, the Bank earned loan origination fees of $81,000 and $32,000, respectively. At December 31, 1997, the Bank held none of such loans for sale, and during 1997 the Bank sold an aggregate of $5.6 million of such loans. The Bank sells these loans on a non-recourse basis.

     The Bank's current strategy is for the majority of construction and development loans on commercial and residential projects to be in the range of $0.3 million to $2.5 million, not to exceed $2.5 million. At December 31, 1997 and 1996, the Bank held $19.1 million and $13.4 million, respectively, of such loans. To reduce credit risk associated with such loans, the Bank limits its lending to projects involving small commercial centers that have strong anchor tenants and are otherwise substantially pre-leased, or residential projects that are either presold or are being built by the proposed occupant. The leases on commercial projects must generally result in a loan to capitalized lease value of no greater than 75% and a net cash flow to debt service ratio of at least 120%. The Bank historically has required a personal guarantee from the developer or builder. Loan terms are typically 12 to 15 months on a commercial project and nine months on a residential project, although the Bank occasionally will make a "mini-permanent" loan for purposes of construction and development up to a three to five year term. Rates are typically variable and the Bank typically charges an origination fee. During 1997 and 1996, the Bank experienced no net loan losses on these types of loans.

     Commercial Loans. The Bank makes loans for commercial purposes in various lines of businesses. At December 31, 1997, the Bank held $54.3 million of commercial loans, or 23.7% of its total loan portfolio. Equipment loans are typically made on terms up to five years at fixed or variable rates, with the financed equipment pledged as collateral to the Bank. The Bank attempts to reduce its credit risk on these loans by limiting the loan to value ratio to 80%. Working capital loans are made on terms typically not exceeding one year. These loans may be secured or unsecured, but the Bank attempts to limit its credit risk by requiring the borrower to demonstrate the capacity to produce net cash flow available for debt service of 125% to 150% of debt service requirements. During 1997, the Bank experienced net loan losses on commercial loans of $6,000 and in 1996 had no such net loan losses.

     Consumer Loans. The Bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans originated directly by the Bank, home equity revolving lines of credit, and unsecured revolving lines of credit. The home equity loans and certain of the direct loans are secured by the borrower's residence, but the Bank attempts to underwrite the credit independent of the collateral value. At December 31, 1997, the Bank held $43.8 million of consumer loans, including home equity revolving lines of credit. During 1997 and 1996, respectively, the Bank experienced net consumer loan losses of $29,000 and $35,000.

     Credit Card Loans. In 1996, the Bank began offering credit card loans to individuals and businesses who meet the Bank's underwriting standards with respect to income, credit rating, established residence and employment. Credit card loans are subject to seasonal fluctuations based on consumer spending habits, with the outstanding balances of such loans rising at the end of each calendar year. At December 31, 1997, credit card loans equaled approximately $2.3 million, or approximately 1.0% of the Bank's total loan portfolio. Net losses on credit card loans equaled $19,000 in 1997 and $0 in 1996.

     Loan Approval and Review. The Bank's loan approval policies provide for various levels of officer lending authority. When the aggregate outstanding loans to a single borrower exceeds that individual officer's lending authority, the loan request must be considered and approved by an officer with a higher lending limit. Branch loan officers typically have lending limits up to $100,000; loans in excess of that limit must be approved by the city executive. If the lending request exceeds the city executive's lending limit, which is $500,000, the loan must be submitted to and approved by the appropriate senior credit officer. The senior credit officer has authority to approve a loan up to $750,000. All loans in excess of $750,000 must be approved by the President and Chief Executive Officer, who may approve loans of up to $2.5 million.

     The Bank has a continuous loan review procedure involving multiple officers of the Bank which is designed to promote early identification of credit quality problems through its credit management committee. All loan officers are charged with the responsibility of reviewing no less than annually all credit relationships in excess of $100,000 in their respective portfolios. All new relationships, that is, those not more than 60 days old, in excess of $100,000 are reviewed by a credit management committee comprised of loan officers and senior management every two weeks. Loan officers also review all criticized and classified assets in their portfolio quarterly with the senior loan officers of the Bank. The officers are responsible for implementing, where appropriate, approved action plans with respect to such criticized and classified assets designed to improve the Bank's credit position for an early resolution of the problem loan. As part of its overall strategy to improve policies and procedures, the Bank has also engaged a third party consultant to review its loan portfolio, the first examination of which is expected to occur in 1998.

     The Bank's credit review system supplements the Bank's loan rating system, pursuant to which the Bank may place the loan on its criticized asset list or may classify the loan in one of various other classification categories. A specified minimum percentage of loans in each adverse asset classification category, based on the historical loss experience in the Bank in each such category, is used to determine the adequacy of the Bank's allowance for loan and lease losses quarterly. These credits are also individually reviewed by senior credit officers of the Bank to determine whether a greater allowance allocation is justified due to the facts and circumstances of a particular adversely classified loan. For more information on the Bank's allowance for loan and lease losses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Outsourcing of Certain Operational Functions. The Company has agreements with third parties to provide a variety of specialized functions to the Bank in connection with its lending operations. In each of these relationships, the Bank benefits from the service provider's expertise and economies of scale while retaining the flexibility to take advantage of changes in available technology without impacting customer service.

DEPOSITS

     The Bank offers a variety of deposit programs to individuals and to small and medium-sized businesses and other organizations at interest rates generally competitive with local market conditions. The following table sets forth the mix of depository accounts at the Bank as a percentage of total deposits at the dates indicated.

                                                                        AT DECEMBER 31,
                                                                  ---------------------------
                                                                  1997       1996       1995
                                                                  -----      -----      -----
Non-interest bearing demand.................................       11.6%      12.2%      12.5%
Savings/NOW/MMI.............................................       19.4       27.3       28.8
Certificates of deposits....................................       69.0       60.5       58.7
                                                                  -----      -----      -----
                                                                  100.0%     100.0%     100.0%
                                                                  =====      =====      =====

     The Bank accepts deposits at its ten banking offices, eight of which have automated teller machines. The Bank's memberships in the "HONOR", "CIRRUS" and "PLUS" networks allow customers access to their depository accounts from regional ATM facilities. The Bank charges a fee of $1.50 per transaction for the use of its ATM facilities by those who are not depositors with the Bank. The Bank also operates two free-standing ATM's. See "Properties." The Bank controls deposit flows primarily through the pricing of such deposits and to a certain extent through promotional activities, such as its "Prestige" and "Priority" accounts for deposits of $25,000 and $75,000, respectively, and the "FNB Club" which extends special privileges and sponsors group excursions to sites and performances of interest to account holders over the age of 55. The Bank also offers as a convenience to come to a customer's home or place of business to pick-up a non-cash deposit the customer wishes to make. At December 31, 1997, the Bank had $59.7 million in certificates of deposit of $100,000 or more. In January 1998, the Bank joined an electronic network which allows it to post interest rates and attract certificates of deposit nationally. The investors are generally credit unions or commercial banks (no brokers funds are accepted) and amounts are typically just under $100,000, to assure FDIC insurance coverage. Deposit rates are set weekly by senior management of the Bank. Management believes that the rates it offers are competitive with those offered by other institutions in the Bank's market areas.

INVESTMENT SERVICES

     The Bank offers the services of an investment advisor employed by American Express Financial Advisors who splits his time among seven of the Bank's branches and is available to depositors, as well as those who are not account holders in the Bank. This advisor offers mutual fund services, tax and estate planning and other financial services and the Bank receives a commission based on the advisor's sales. The Bank benefits by attracting customers to its branches who may not otherwise have reason to transact business there and by earning additional fees. In 1997, the Bank earned fees in the amount of $23,000 from commissions generated from these services.

MARKETING

     The Bank currently markets its services through advertising campaigns and in printed material, such as newspapers, magazines and direct mailings, as well as through promotional items, such as caps, pens, pencils and shirts. The Bank's officers are also heavily involved in local civic affairs and philanthropic organizations in order to focus customers on products and services on a personal level. The Bank occasionally sponsors community events and holds grand opening ceremonies for its new branches to which local dignitaries are invited to speak and participate in the festivities. Since the Company does not have a fully-staffed marketing department, the Bank's marketing, advertising and public relations campaigns focus on the following two components:

     - Value. Among other things, the Bank offers attractive rates for its financial products, including its certificates of deposit and checking accounts. This pricing structure has been successful in attracting depositors who are motivated by the Bank's rates, as well as by the variety of individualized services the Bank promotes and offers.

     - Convenience and Service. All personnel of the Bank aim toward serving the individual needs of the Bank's customers. For example, senior personnel are accessible on very short notice, even after normal banking hours, by way of pagers and other means. In addition, all employees are eligible to earn incentive compensation for sales and cross-sales to customers.

     Management intends to continue to market the Bank's services through a combination of advertising campaigns, public relations activities and local affiliations. In most of its markets, the Bank has established advisory boards, comprised of local community leaders, to promote the Bank. While the key messages of value, convenience, service and reliability will continue to play a major role in the Bank's marketing and public relations efforts, management may also focus on targeted groups, such as professionals, in addition to small to medium-sized local businesses.

     A vital part of the Bank's marketing plan is the execution of a public relations strategy. Many traditional public relations methods will be used in promoting Bank services. Management intends to pursue media coverage, including general press, industry periodicals and other media covering banking and finance, consumer issues and special interests. Press releases, quarterly shareholder reports, media alerts and presentations will announce new banking services as they are added.

COMPETITION

     Commercial banking in North Carolina is extremely competitive, due in large part to statewide branching. Currently, many of the Bank's competitors are significantly larger and have greater resources than the Bank. The Bank continues to encounter significant competition from a number of sources, including bank holding companies, commercial banks, thrift institutions, credit unions, and other financial institutions and financial intermediaries. Among commercial banks, the Bank competes in its market areas with some of the largest banking organizations in the State, several of which have as many as 200 to 300 branches in North Carolina. Competition with the Bank is not limited to financial institutions based in North Carolina. The enactment of federal legislation authorizing nationwide interstate banking has greatly increased the size and financial resources of some of the Bank's competitors. Consequently, many of the Bank's competitors have substantially higher lending limits due to their greater total capitalization, and many perform functions for their customers, such as trust services that the Bank does not offer. As a result of the interstate banking legislation, the Bank's market is open to future penetration by banks located in other states provided the other state allows acquisitions of its banking institutions by North Carolina banking institutions, thereby increasing competition. To date, there is interstate branching among banks in North Carolina, Virginia, South Carolina and Tennessee.

     The management of the Bank believes banks compete in the following areas: convenience of location, interest rates for deposits and loans, types of accounts and services offered, and quality of the personnel providing services. In its early years, the Bank sought to attract depositors and borrowers primarily through offering competitive interest rates for both loans and deposits. More recently, the Bank has determined to compete primarily through the quality of its services, experience of its personnel and community oriented approach. The Bank also relies on the personal contacts of its officers and directors to attract depositors and borrowers in its target market of small to medium-sized businesses. In addition to its central Board of Directors, the Bank has established local advisory boards in most of the communities served to promote contacts in the business communities.

PROPERTIES

     The Company leases or owns ten banking offices, as shown in the following table:

LOCATION                                 OWNED OR LEASED      ATM(1)   YEAR OPENED/PURCHASED
--------                              ---------------------   ------   ---------------------
202 South Main Street
Reidsville, North Carolina..........        Owned(2)           X               1918(3)
1646 Freeway Drive
Reidsville, North Carolina..........          Owned            X               1972
202 Turner Drive
Reidsville, North Carolina..........          Owned            X               1989
203 East Meadow Road
Eden, North Carolina................  Leased (expires 2001)    X               1987
801 South Van Buren Road
Eden, North Carolina................        Owned(4)           X               1996
151 North Fieldcrest Road
Eden, North Carolina................  Leased (expires 2008)                    1996
605 North Highway Street
Madison, North Carolina.............          Owned            X               1997
9570 U.S. 29 Business
Ruffin, North Carolina..............  Leased (expires 2004)                    1997
2132 New Garden Road
Greensboro, North Carolina..........          Owned            X               1997
704 South College Road
Wilmington, North Carolina..........  Leased (expires 2002)    X               1997

---------------

(1) Two additional remote ATM's are located in Reidsville, North Carolina pursuant to leases that expire in 1998 and 2001, respectively. Each of the ATM's situated at a banking office is a drive-up ATM.
(2) Consists of 27,000 square feet in a two story building and includes the Company's executive offices.
(3) Original office opened in different location in 1918. Current office opened in 1980.
(4) Serves as the main banking office in Eden. In 1996, the Bank also closed an office located in Eden upon the expiration of the lease for such office.

EMPLOYEES

     As of December 31, 1997, the Company had approximately 127 full-time and 14 part-time employees. None of the employees of the Company are represented by any collective bargaining unit. The Company considers its relations with its employees to be good.

LEGAL PROCEEDINGS

     In the ordinary course of operations, the Company is a party to various legal proceedings. In the opinion of management, there is no proceeding pending, or to the knowledge of management threatened, in which an adverse decision could result in a material adverse change in the business or results of operations of the Company.

SUPERVISION AND REGULATION

     As a bank holding company, the Company is subject to the supervision, examination and reporting requirements contained in the Bank Holding Company Act of 1956 (the "BHCA") and the regulations of the Federal Reserve. The Company's subsidiary is organized as a national banking association and is subject to the supervision, examination and reporting requirements of the OCC. The following discussion sets forth certain of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and provides certain specific information relevant to the Company. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. A change in applicable statutes, regulations or regulatory policy may have a material effect on the business of the Company.

     General. As a bank holding company, the Company is subject to the supervision, examination and reporting requirements contained in the BHCA and the regulations of the Federal Reserve. The Bank is organized as a national banking association and is subject to the supervision, examination and reporting requirements of the OCC.

     Under the BHCA, bank holding companies may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of, or a waiver of the requirement for such approval by, the Board of Governors of the Federal Reserve.

     In addition, the Company's activities, and those of companies which it controls or in which it holds more than five percent of the voting stock, are limited to banking or managing or controlling banks or furnishing services to or performing services for its subsidiaries, or any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition or gains in efficiency that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices. For example, banking, operating a thrift institution, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions and certain insurance underwriting activities have all been determined by the Federal Reserve to be permissible activities.

     The Federal Reserve has the authority to prevent the continuance or development of unsafe or unsound banking practices or other violations of law and to take certain remedial action. In particular, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or terminate its ownership or control of any subsidiary, despite prior approval of such activity or such ownership or control, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company.

     The Company is also subject to the North Carolina Bank Holding Company Act of 1984 ("NCBHCA"). This statute prohibits bank holding companies from acquiring or controlling certain non-bank banking institutions (for example, institutions which accept deposits but do not make commercial loans) which have offices in North Carolina. As required by the NCBHCA, the Company, by virtue of its ownership of the Bank, has registered as a bank holding company with the Commissioner of Banks of the State of North Carolina.

     The earnings of the Company are affected by the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board, the OCC and the FDIC. In addition, there are numerous governmental requirements and regulations that affect the activities of the Company.

     On November 13, 1997, the Company and the OCC entered into the MOU. The MOU, which was signed by all of the Company's directors, arose out of the OCC's regular examination of the Company in 1997. The actions that the OCC requested the Company to take were, generally, in the nature of improving the Company's internal procedures and policies, such as revising its written loan policy, developing a program to strengthen its loan administration and taking steps to increase its liquidity commensurate with its past, and expected future, growth. Following the Company's implementation of the recommendations set forth in the MOU, in February 1998 the OCC informed the Company that no further action was being requested and the Company believes that it is in compliance with the provisions of the MOU. See "Risk Factors -- Memorandum of Understanding," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 17 to the Company's Consolidated Financial Statements.

     Payment of Dividends. The Company is a legal entity separate and distinct from the Bank. A major portion of the Company's revenues result from amounts paid as dividends to the Company by the Bank. The prior approval of the OCC is required for the payment of any dividend by a national bank if the total of all dividends declared by the board of directors of such bank in any calendar year will exceed the sum of such bank's net profits for that year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. Furthermore, unless and until a bank's surplus fund is equal to its common capital, no dividend may be declared until the bank has carried to its surplus fund not less than one-tenth of its net profits for the preceding half-year (in the case of quarterly or semiannual dividends), or at least one-tenth of its net profits for the preceding two consecutive half-years (in the case of annual dividends). Federal law also prohibits any national bank from paying dividends which would be greater than such bank's undivided profits after deducting statutory bad debt in excess of such bank's allowance for loan losses.

     Under the foregoing dividend restrictions, as of December 31, 1997, the Bank, without obtaining affirmative governmental approvals, could pay aggregate dividends of $4.9 million to the Company.

     In addition, the Company and the Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal regulatory authority has the power to determine, under certain circumstances relating to the financial condition of a national bank or bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The OCC (the appropriate agency with respect to the Bank) has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The OCC, the FDIC and the Federal Reserve have each indicated that banking organizations should generally pay dividends only out of current operating earnings.

     Borrowings. There are also various legal restrictions on the extent to which the Company can borrow or otherwise obtain credit from the Bank. In general, these restrictions require that any such extensions of credit must be secured by designated amounts of specified collateral and are limited, as to the Company, to ten percent of the Bank's capital stock and surplus.

     Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the bank's stockholders, pro rata and, to the extent necessary, if any such assessment is not paid by any stockholder after three months notice, to sell the stock of such stockholder to make good the deficiency.

     Under Federal Reserve policy, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support such subsidiary. This support may be required at times when, absent such Federal Reserve policy, the Company may not find itself willing or able to provide it.

     Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Capital Adequacy. The Federal Reserve, the FDIC and the OCC have adopted substantially similar risk-based and leverage capital guidelines for United States banking organizations. Under these risk-based capital standards, the minimum consolidated ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is to be composed of common stockholders' equity, retained earnings, a limited amount of qualifying perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles ("Tier I Capital" and, together with Tier 2 Capital, "Total Capital"). The remainder of Total Capital may consist of mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock and loan loss allowance ("Tier 2 Capital"). At December 31, 1997, the Company's Tier I and Total Capital ratios were 8.92% and 9.88%, respectively.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of Tier I Capital to adjusted average quarterly assets less certain amounts ("Leverage Ratio") equal to three percent for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a Leverage Ratio of between four percent and five percent. The Company's Leverage Ratio at December 31, 1997, was 7.02%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier I Leverage Ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity. The Federal Reserve has not advised the Company of any specific minimum Leverage Ratio or tangible Tier I Leverage Ratio applicable to it.

     The Bank is subject to similar capital requirements adopted by the OCC or the FDIC. The Bank had a Leverage Ratio of 6.79% as of December 31, 1997. The federal banking agencies have not advised the Bank of any specific minimum Leverage Ratio applicable to it.

     Prompt Corrective Action. The Federal Deposit Insurance Act, as amended (the "FDIA"), among other things, requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDIA establishes five capital tiers:
"well capitalized"; "adequately capitalized"; "undercapitalized"; "significantly undercapitalized"; and "critically undercapitalized". A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation.

     The federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels applicable to FDIC-insured banks. The relevant capital measures are the Total Capital Ratio, Tier I Capital Ratio and the Leverage Ratio. Under the regulations, a FDIC-insured bank will be
(i) "well capitalized" if it has a Total Capital Ratio of ten percent or greater, a Tier I Capital Ratio of six percent or greater and a Leverage Ratio of five percent or greater and is not subject to any order or written directive by the OCC to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a Total Capital Ratio of eight percent or greater, a Tier I Capital Ratio of four percent or greater and a Leverage Ratio of four percent or greater (three percent in certain circumstances) and is not

"well capitalized"; (iii) "undercapitalized" if it has a Total Capital Ratio of less than eight percent, a Tier I Capital Ratio of less than four percent or a Leverage Ratio of less than four percent (three percent in certain circumstances); (iv) "significantly undercapitalized" if it has a Total Capital Ratio of less than six percent, a Tier I Capital Ratio of less than three percent or a Leverage Ratio of less than three percent; and (v) "critically undercapitalized" if its tangible equity is equal to or less than two percent of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. As of December 31, 1997, the Company's subsidiary bank had capital levels that qualifies it as being "adequately capitalized" under such regulations.

     The FDIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" depository institutions are subject to growth limitations and are required to submit a capital restoration plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company is limited to the lesser of: (i) an amount equal to five percent of the depository institution's total assets at the time it became "undercapitalized"; and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized."

     "Significantly undercapitalized" insured depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator. A bank that is not "well capitalized" is subject to certain limitations relating to so-called "brokered" deposits.

     Depositor Preference Statute. Under federal law, deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

     Interstate Banking and Branching Legislation. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "IBBEA") permits interstate acquisitions of banks and bank holding companies without geographic limitation, subject to any state requirement that the bank has been organized for a minimum period of time, not to exceed five years, and the requirement that the bank holding company, prior to, or following the proposed acquisition, controls no more than ten percent of the total amount of deposits of insured depository institutions in the U.S. and no more than 30% of such deposits in any state (or such lesser or greater amount set by state law).

     In addition, the IBBEA permits a bank to merge with a bank in another state as long as neither of the states has opted out of interstate branching prior to May 31, 1997. The state of North Carolina has "opted in" to such legislation, effective June 22, 1995. In addition, a bank may establish and operate a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits de novo interstate branching. As a result of North Carolina's opt-in law, North Carolina law permits unrestricted interstate de novo branching.

     FDIC Insurance Assessments. Effective January 1, 1996, the FDIC reduced the insurance premiums it currently charges on bank deposits insured by the Bank Insurance Fund ("BIF") to the statutory minimum of $2,000 for "well capitalized" banks.

     Effects of Governmental Policies. The earnings and business of the Company and the Bank are and will be affected by the policies of various regulatory authorities of the United States, especially the Federal

Reserve. The Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans, other extensions of credit and deposits, and the interest rates paid on liabilities and received on assets.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company are as follows:

NAME                                     AGE   POSITION
----                                     ---   --------
Willard B. Apple, Jr...................  67    Chairman of the Board of Directors of
                                                 the Company and the Bank
Elton H. Trent, Jr.(1).................  65    Vice Chairman of the Board of Directors
                                                 of the Company and the Bank
Ernest J. Sewell.......................  57    President, Chief Executive Officer and
                                                 Director of the Company and the Bank
Charles A. Britt(1)(2).................  48    Director of the Company and the Bank
Barry Z. Dodson(2).....................  49    Director of the Company and the Bank
O. Eddie Green(2)......................  63    Director of the Company and the Bank
Joseph H. Kinnarney(1).................  44    Director of the Company and the Bank
Clifton G. Payne.......................  66    Director of the Company and the Bank
Kenan C. Wright(1)(2)..................  45    Director of the Company and the Bank
Robert F. Albright.....................  62    Senior Vice President, Secretary and
                                               Chief Financial Officer of the Company
                                                 and the Bank and Treasurer of the
                                                 Company
Richard L. Powell......................  46    Senior Vice President, Support Services
                                                 of the Company and the Bank and
                                                 Assistant Secretary of the Company
Howard E. Campbell.....................  51    Senior Vice President of the Bank
C. Melvin Gantt........................  60    Senior Vice President, Area Manager, of
                                                 the Bank
Deborah S. Pryor.......................  45    Senior Vice President, Operations, of
                                                 the Bank
Arnold F. Robertson....................  54    Senior Vice President, Sales Manager
                                                 and Marketing, of the Bank
Kenneth B. Yates.......................  40    Senior Vice President, Loan
                                                 Administration and Loan Review, of the
                                                 Bank

------------------

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

     Willard B. Apple, Jr., a former mayor of Reidsville, North Carolina, has been Chairman of the Board of Directors of the Company and the Bank since 1993. He also served as President and Chief Executive Officer of the Company from its incorporation in 1984 until 1993 and the Bank from 1969 until 1993. Mr. Apple also acted as interim Chief Executive Officer of the Company and the Bank from August 1994 to January 1995. Mr. Apple is a former member of the Board of Directors of the Federal Reserve Bank of Richmond and is a Life Member of the Reidsville Jaycees. He has also served and currently serves on the boards of various charitable and civic organizations located in the Rockingham County area.

     Elton H. Trent, Jr. joined the Board of Directors of the Bank in 1969 and has been the Vice Chairman of the Board of Directors of the Bank since 1984 and the Company since 1994. Mr. Trent is a former councilman of the City of Reidsville and is now retired.

     Ernest J. Sewell is the President, Chief Executive Officer and a Director of the Company and the Bank. He assumed his current position on January 26, 1995 after the resignation of Willard B. Apple, Jr. from those positions on that date. Prior to joining the Company and the Bank, Mr. Sewell served as Senior Vice President of Branch Banking and Trust Company, with 26 years of previous banking experience. Mr. Sewell is a member of the Board of Trustees of Annie Penn Memorial Hospital, Reidsville, North Carolina, and is Chairman of its

Investment Committee. He also serves on the boards of various charitable organizations and is Vice Chairman of the Rockingham County Airport Authority.

     Charles A. Britt joined the Board of Directors of the Company and the Bank in 1986 and has been the owner of Carolina Apothecary, Inc. since January 1993. Mr. Britt has a degree in pharmacy, which he earned in 1972 from the University of North Carolina.

     Barry Z. Dodson joined the Board of Directors of the Company and the Bank in 1997 and is a self-employed Certified Public Accountant. He is the owner of Barry Dodson CPA, an accounting firm with offices located in Madison and Reidsville, North Carolina.

     O. Eddie Green joined the Board of Directors of the Bank in 1970 and the Board of Directors of the Company in 1984 and has been the Division Manager of Chandler Concrete Co., Inc., providers of ready-mixed concrete located in Reidsville, North Carolina, since 1991. Mr. Green obtained his degree in Civil Engineering from N.C. State University in 1956.

     Joseph H. Kinnarney joined the Board of Directors of the Company and the Board of Directors of the Bank in 1988 and has been the President of Reidsville Veterinary Hospital, Inc. since 1988. In 1976, Mr. Kinnarney earned a Masters degree from the University of Kentucky in Animal Science and a Doctorate of Veterinary Medicine from Cornell University in 1980.

     Clifton G. Payne joined the Board of Directors of the Bank in 1976 and the Board of Directors of the Company in 1984 and has been retired from the practice of medicine since 1991. Dr. Payne earned his M.D. degree from the University of North Carolina in 1956.

     Kenan C. Wright joined the Board of Directors of the Company and the Board of Directors of the Bank in 1990 and has been the President of The Wright Co. of N.C. Inc., a general contractor located in Eden, North Carolina, since 1990.

     Robert F. Albright joined the Bank in 1980 as Vice President with 23 years of prior banking experience, and was elected Senior Vice President and Secretary of the Company and the Bank in 1985.

     Richard L. Powell joined the Bank in 1986 as Assistant Vice President and was promoted to Vice President in 1988 and to Senior Vice President in 1993.

     Howard E. Campbell joined the Bank in November 1997 as a Senior Vice President. From 1986 to 1995, Mr. Campbell was a Vice President at Branch Banking and Trust Company, when he became a partner in North State Financial Management Corp., an investment advisory firm. He was with The Fidelity Bank, headquartered in Fuquay-Varina, North Carolina as a Vice President during September and October 1997.

     C. Melvin Gantt joined the Bank in 1968, was promoted to Assistant Vice President in 1975, to Vice President in 1978 and to Senior Vice President in 1987.

     Deborah S. Pryor joined the Bank in 1971, was promoted to Assistant Vice President in 1988, to Vice President in 1991 and to Senior Vice President in 1995.

     Arnold F. Robertson joined the Bank in 1969, was promoted to Assistant Vice President in 1975, to Vice President in 1980 and to Senior Vice President in 1988.

     Kenneth B. Yates joined the Bank in 1982 as General Auditor, was promoted to Vice President in 1988 and to Senior Vice President in 1995.

     The Board of Directors of the Company is divided into three classes as nearly equal in number as possible, Class I, Class II and Class III. Each year the shareholders elect the members of one of the three classes to a three year term of office. Messrs. Apple, Green and Payne serve in the class whose term expires in 1998; Messrs. Lambeth, Kinnarney, Trent and Wright serve in the class whose term expires in 1999; and Messrs. Sewell, Britt and Dodson serve in the class whose term expires in 2000. Mr. Lambeth reached the Company's mandatory retirement age of 70 on December 20, 1997, and, accordingly, was unable to serve his full term and has retired. Accordingly, Mr. Lambeth's retirement has created a vacancy on the Board which, in addition to a vacancy created by a previous retirement of another director, the Company does not currently plan to fill. A majority of the directors then in office are permitted to fill a vacancy resulting from a retirement at any time and assign the new director to any class as long as the members in each class are as close in number as possible. The terms of Messrs. Apple, Green and Payne will expire at the 1998 annual meeting of shareholders; accordingly, they have been nominated to serve new three-year terms ending in 2001 and such nominations will be submitted to the Company's shareholders for approval at the 1998 annual meeting of shareholders.

     The Company has an Audit Committee and a Compensation Committee, but does not have a standing Nominating Committee. The members of the Audit Committee are Messrs. Green, Britt, Dodson and Wright. The Audit Committee reviews the reports and oversees the actions of the Internal Audit Department. The Audit Committee also reviews recommendations from the independent auditor. The members of the Compensation Committee are Messrs. Britt, Kinnarney, Trent, Jr. and Wright. The Compensation Committee reviews and recommends executive salary and benefit programs.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding shares of the Company's Common Stock held beneficially as of February 1, 1998, and as adjusted to reflect the offering, (i) by each director and (ii) by all directors and executive officers of the Company as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse. There are no known holders of more than five percent of the Common Stock.

                                                  SHARES OF COMMON STOCK         SHARES OF COMMON STOCK
                                                    BENEFICIALLY OWNED             BENEFICIALLY OWNED
                                                   PRIOR TO OFFERING(1)            AFTER OFFERING(1)
                                               ----------------------------   ----------------------------
                                                                 PERCENT OF                     PERCENT OF
NAME                                           SHARES OWNED(2)     CLASS      SHARES OWNED(2)     CLASS
----                                           ---------------   ----------   ---------------   ----------
Willard B. Apple, Jr.(3).....................       29,313           1.2%          29,313             *
Elton H. Trent, Jr.(4).......................       50,056           2.0           50,056           1.5%
Ernest J. Sewell(5)..........................       41,789           1.7           41,789           1.3%
Charles A. Britt(6)..........................       16,850             *           16,850             *
Barry Z. Dodson(7)...........................        6,578             *            6,578             *
O. Eddie Green(8)............................       31,209           1.3           31,209           1.0%
Joseph H. Kinnarney..........................       16,978             *           16,978             *
Clifton G. Payne(9)..........................       61,328           2.5           61,328           1.9%
Kenan C. Wright..............................        9,700             *            9,700             *
All directors and executive officers as a
  group (16 persons).........................      335,638          12.7          335,638          10.7%

---------------

  * Less than one percent
(1) Based upon 2,497,681 shares of Common Stock outstanding on February 1, 1998, and 3,277,681 shares of Common Stock outstanding immediately after the offering. The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission (the "Commission"). Accordingly, they may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days of February 1, 1998. Beneficial ownership may be disclaimed as to certain of the securities.
(2) Each director who is not an officer of the Company (other than Willard B. Apple, Jr. and Barry Z. Dodson) has the right to acquire 5,726 shares of Common Stock under presently exercisable stock options. Mr. Apple has the right to acquire 20,290 shares. Mr. Dodson has the right to acquire 1,111 shares. All directors and executive officers as a group have the right to acquire 140,224 shares of Common Stock under stock options exercisable currently or within 60 days of February 1, 1998. These shares are shown as beneficially owned.
(3) Includes 221 shares owned by spouse.
(4) Includes 120 shares owned by spouse.
(5) Includes 3,133 shares owned by spouse and 18,666 shares which Mr. Sewell has the right to acquire under stock options currently exercisable or exercisable within 60 days of February 1, 1998.
(6) Includes 332 shares owned by spouse.
(7) Includes 3,619 shares owned by spouse and children.
(8) Includes 3,650 shares owned by spouse and child.
(9) Includes 345 shares owned by spouse.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles") and the Company's Bylaws, as amended (the "Bylaws") does not purport to be complete and is qualified in its entirety by reference to such instruments.

     At the Company's 1998 Annual Meeting of Shareholders held on April 14, 1998, the shareholders of the Company approved an amendment to the Articles to increase the aggregate number of shares of Common Stock which the Company is authorized to issue from 3,000,000 shares to 40,000,000 shares and to authorize the issuance of up to 10,000,000 shares of Preferred Stock. Since, without such amendment the Company would not have had a sufficient number of authorized shares to issue in this offering, such approval was a necessary condition to effect the offering.

AUTHORIZED CAPITAL

     The Company is currently authorized to issue 40,000,000 shares of Common Stock of which, as of February 1, 1998, 2,497,681 shares were issued and outstanding and held of record by 772 persons, and 488,701 shares were reserved for issuance under the Company's various equity compensation plans. After giving effect to this offering, there will be 3,277,681 shares of Common Stock issued and outstanding and 618,701 shares reserved for issuance under the Company's various equity compensation plans.

     Each shareholder is entitled to one vote per share of Common Stock on all matters submitted to a vote of shareholders and is not entitled to cumulate voting rights in the election of directors. Each share of Common Stock is entitled to share equally in dividends from sources legally available therefor when, as, and if declared by the Board of Directors. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, each share of Common Stock is entitled to share equally in the assets of the Company available for distribution to the shareholders of the Company's Common Stock. No conversion rights, or redemption or sinking fund provisions, are applicable to the Common Stock. The holders of Common Stock do not have any preemptive right to purchase any stock or other securities of the Company. The Board of Directors is authorized to issue without shareholder action additional shares of Common Stock within the limits authorized by the Articles. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, upon issuance, validly issued, fully paid and non-assessable.

     In addition, the Company is authorized to issue up to 10,000,000 shares of Preferred Stock. The shares of Preferred Stock could be issued by the Company without shareholder approval from time to time in one or more classes or series. The Board of Directors is authorized to determine and fix the characteristics or features of the shares of each such class or series, including without limitation: the designation of each class or series; the number of shares of each class or series; the dividend rate or amount, if any; the dates at which dividends, if declared, would be payable, and the dates from which dividends would be cumulative, if at all; the redemption price or prices or the terms and conditions of redemption, if any; the amounts payable and the priorities of shares, if any, upon liquidation, dissolution, or winding up of the Company; the rights and preferences, if any, over or otherwise in relation to other classes or series of capital stock of the Company and among classes and series of Preferred Stock as to dividends and amounts payable upon liquidation, dissolution or winding up of the Company; the conversion and exchange rights, if any; voting rights, if any, the number of votes per share, and the number of votes, if any, in excess of a majority required for specified corporate action; and any other preferences, relative rights, or limitations that may be determined by the Board of Directors.

     The existence of authorized but unissued shares of Common Stock and the authorized but unissued shares of Preferred Stock could have the effect of discouraging unsolicited takeover attempts. Such shares could be issued to a purchaser who might cooperate with the Board of Directors in opposing an attempt by a third party to gain control of the Company. The Board of Directors could issue shares of Preferred Stock that may, depending on the terms of the class or series as determined by the Board, make more difficult or discourage an attempt to obtain control of the Company through a merger, tender offer, proxy contest or other means. Such a provision may have an adverse impact on a shareholder who may want to participate in certain transactions which are opposed by the Board of Directors and may benefit management.

CERTAIN ARTICLES AND BYLAW PROVISIONS HAVING POTENTIAL ANTI-TAKEOVER EFFECTS

     General. A number of provisions of the Articles and Bylaws address matters of corporate governance and the rights of shareholders. The following summary of such provisions is not intended to be complete and is qualified in all respects by the Articles and Bylaws. Certain of these provisions may delay or prevent takeover attempts not first approved by the Board of Directors (including takeovers which certain shareholders may deem to be in their best interests.) These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. In addition, certain of the laws applicable to the Company may have the effect of preventing, discouraging or delaying a change in control in the Company. All references to the Articles are to the Company's Articles in effect as of the date of this Prospectus.

     Classification of the Board of Directors. The Articles provide that the Board of Directors of the Company is divided into three classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected. A director elected to fill a vacancy shall serve for the remainder of their present term of office of the class to which he was elected. As a result of the classification of the Board of Directors, approximately one-third of the members of the Board of Directors will be elected each year, and, two annual meetings will be required for the Company's shareholders to change a majority of the members constituting the Board of Directors.

     Removal of Directors; Filling Vacancies. The Bylaws provide that (i) the shareholders may remove one or more of the directors with or without cause; (ii) a director may be removed by the shareholders only if the number of votes cast for the removal exceeds the number of votes cast against the removal; and (iii) a director may not be removed by the shareholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director. In addition, vacancies occurring in the Board of Directors may be filled by a majority of the remaining directors, even though less than a quorum, or by the sole remaining director; but a vacancy created by an increase in the authorized number of directors shall be filled only by election at an annual meeting or at a special meeting of the shareholders called for that purpose. The shareholders may elect a director at any time to fill any vacancy not filled by the directors.

     Amendment of Bylaws. Subject to certain restrictions described below, either a majority of the Board of Directors or the shareholders of the Company may amend the Bylaws. A majority of the Board of Directors may amend the Bylaws and adopt new Bylaws except that the Board of Directors has no power to adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of shareholders or more than a majority of the votes cast to constitute action by the shareholders, except where higher percentages are required by law;
(ii) providing for the management of the Company otherwise than by the Board of Directors or its Executive or other committees; (iii) increasing or decreasing the number of directors authorized by the Bylaws; or (iv) classifying and staggering the election of directors. In addition, a bylaw adopted or amended by the shareholders may not be altered or repealed by the Board of Directors. Generally, the shareholders of the Company may adopt, amend, or repeal the Bylaws in accordance with the North Carolina General Statutes.

     Preferred Stock. The issuance of shares of Preferred Stock with special voting rights, liquidation preferences, redemption privileges or conversion rights could delay, defer or prevent a change in control of the Company. The Company has no present intention to issue any Preferred Stock.

     Supermajority Vote Requirement. The Articles generally provide that the Company cannot consolidate with, or merge with or into, any other corporation or convey to any corporation or other person or otherwise dispose of all or substantially all of the assets or dispose of by any means all or substantially all of the stock or assets of any major subsidiary of the Company, unless such consolidation, merger, conveyance or disposition is approved (a) by the affirmative vote of not less than 75% of the aggregate voting power of the outstanding stock entitled to vote thereon, and (b) by the affirmative vote of not less than 75% of the aggregate voting power of the outstanding stock entitled to vote thereon, which shall include the affirmative vote of at least 50% of the voting power of the outstanding stock of shareholders entitled to vote thereon, other than Controlling Shareholders (as defined below), (i) if the shareholder entitled to vote thereon is a person who, including affiliates of such person, is the beneficial owner (as defined in the Securities Exchange Act of 1934, as amended and the rules thereunder) of more than 20% of the voting power of the Company (a "Controlling Shareholder"), and (ii) if, prior to the acquisition of 20% of the voting power of the Company by a shareholder, the Board of Directors of the Company had not unanimously approved such consolidation, merger, conveyance or disposition. For purposes of determining whether a person is a Controlling Shareholder, shares held, voted, or otherwise controlled by a person as a trustee, plan administrator, officer of the Company, or otherwise pursuant to an employee benefit plan of the Company or of an affiliate of the Company shall not be deemed to be beneficially owned by such person. When there is a Controlling Shareholder, this super-majority rule requirement can be amended only by the affirmative vote of the voting power of the Company then required to approve a consolidation, merger, conveyance or disposition.

     In addition, the North Carolina Shareholder Protection Act (the "Shareholder Protection Act"), which is applicable to the Company, is designed to prevent the abuses that sometimes occur during hostile takeovers. The Shareholder Protection Act generally requires that, unless certain "fair price" and procedural requirements are satisfied, the affirmative vote of the holders of 95% of the outstanding shares of the Company's Common Stock (excluding shares owned by an "Interested Shareholder") is required to approve certain business combination transactions with another entity that is the beneficial owner of more than 20% of the Company's voting shares or which is an affiliate of the Company and previously has been a 20% beneficial owner.

     In order to satisfy the "fair price" provisions, the price paid for any shares in the second phase of an acquisition must be at least equal to the highest of: (i) the highest per share price ever paid by anyone who is a part of the acquiror; (ii) a price that exceeds the market price when the second phase of the acquisition is announced by the same percentage as the highest price paid by the acquiror exceeds the market price immediately before the acquisition began; or (iii) a price computed by multiplying the Company's annual earnings per share by the price/earnings multiple, if any, of the acquiror.

     In addition, the procedural provisions require that: (i) the Company's Board of Directors must maintain representation by continuing directors proportionate to shares held by persons unaffiliated with the acquiror; (ii) there must be no reduction in dividends except as approved by a unanimous vote of directors; (iii) the acquiror must not acquire any additional shares of the Company after the transaction in which it acquired its 20% interest; (iv) the acquiror must not receive the benefit, directly or indirectly, except proportionately with other shareholders, of any loans, advances, guarantees, or financial assistance from the Company prior to consumption of the business transaction; (v) the acquiror must not, prior to consummation of the business transaction, make a major change in the Company's business or equity capital structure unless by unanimous vote of the directors; and (vi) the acquiror must distribute to the shareholders a proxy statement responsive to the requirements of applicable federal securities laws, which must contain any recommendations by the continuing directors and can include a fairness opinion from an independent investment banking firm regarding the transaction.

     The cumulative effect of the "supermajority" provision in the Articles together with the Shareholder Protection Act combine to make it more difficult to effect a merger, tender offer or proxy contest involving the Company, or an acquisition of control of the Company by the holder of a large block of the Company's Common Stock. This is the case even where the proposed action or transaction may be favorable to, or in the best interests of, the Company's shareholders.

     Special Meetings of Shareholders. The Bylaws provide that special meetings of shareholders may be called only by the President, Secretary or Board of Directors of the Company, or by any shareholder pursuant to the written request of the holders of not less than 10% of all the shares entitled to vote at the meeting. As a result, this provision would prevent shareholders owning less than 10% of the voting power of the outstanding Common Stock from compelling shareholder consideration of any proposal (such as a proposal for a merger or business combination) over the opposition of the Company's Board of Directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is the Bank.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom Interstate/Johnson Lane Corporation is acting as representative (the "Representative"), have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Interstate/Johnson Lane Corporation.........................       540,000
J.C. Bradford & Co. ........................................        60,000
The Robinson-Humphrey Company, LLC..........................        60,000
Scott & Stringfellow Inc. ..................................        60,000
Wheat First Securities, Inc. ...............................        60,000
                                                                  --------
                                                                   780,000
                                                                  ========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to approval of certain legal matters by counsel and to various other conditions customary in a firm commitment underwritten public offering. The nature of the Underwriters' obligations is such that it is committed to purchase and pay for all shares of Common Stock offered hereby if any are purchased.

     The Underwriters propose to offer the shares of Common Stock being purchased directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not in excess of $.92 per share of Common Stock. The Underwriters may allow, and such selected dealers may reallow, a concession not in excess of $.10 per share to certain other brokers and dealers. After the initial public offering, the offering price and other selling terms may be changed.

     The Company has granted a 30-day option to the Underwriters to purchase up to a maximum of 117,000 additional shares of Common Stock to cover over-allotments, if any, at the same public offering price, less the underwriting discount. To the extent that the Underwriters exercise this option, the Underwriters have agreed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

     The Underwriters do not intend to sell shares of Common Stock to any account over which they exercise discretionary authority.

     The Company and its executive officers and directors have agreed that they will not sell, contract to sell, or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for any shares of Common Stock for a period of 120 days after the date of the commencement of the offering without the prior written consent of the Underwriters. The Underwriters may from time to time be a customer of, engage in transactions with, and perform services for the Company or the Bank in the ordinary course of business.

     The Company has agreed to indemnify the Underwriters against, and to contribute to certain losses arising out of, certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute payments that the Underwriters may be required to make in respect thereof.

     During and after the offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include overallotment and stabilizing transactions, "passive" market making (see below) and purchases to cover syndicate short positions created in connection with the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise, and these activities, if commenced, may be discontinued at any time.

     As permitted by Rule 103 of Regulation M under the Exchange Act, Underwriters or prospective Underwriters that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon for the Company by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina. Certain legal matters related to this offering will be passed upon for the Underwriters by Moore & Van Allen, PLLC, Raleigh, North Carolina.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been included herein and in the registration statement of which this Prospectus is a part in reliance upon the report of Cherry, Bekaert & Holland, L.L.P., independent auditors, included herein, and upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials also may be obtained from the web site that the Commission maintains at http://www.sec.gov. Quotations relating to the Company's Common Stock appear on the Nasdaq National Market and such reports and other information concerning the Company also can be inspected and copied at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1506.

     The Company has filed with the Commission a registration statement on Form S-2 (together with all amendments and exhibits, referred to as the "Initial Registration Statement") under the Securities Act and a registration statement on Form S-2 under Rule 462(b) under the Securities Act (the "462(b) Registration Statement" and together with the Initial Registration Statement, the "Registration Statements"). This Prospectus does not contain all of the information set forth in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statements.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 340-13086) pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997;

          2. The information under the caption "Executive Compensation" on pages 6 through 9 of the Company's definitive proxy statement with respect to its 1998 Annual Meeting of Shareholders filed with the Commission on March 13, 1998; and

          3. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the documents which are incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, 202 South Main Street, Reidsville, North Carolina 27320, Attention: Corporate Secretary, telephone (336) 342-3346.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

                           FORWARD LOOKING STATEMENTS

     Information set forth in this Prospectus under the captions "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" contains various "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which statements represent the Company's judgment concerning the future and are subject to risks and uncertainties that could cause the Company's actual operating results and financial position to differ materially. Such forward looking statements can be identified by the use of forward looking terminology, such as "may," "will," "expect," "anticipate," "estimate," or "continue" or the negative thereof or other variations thereof or comparable terminology.

     The Company cautions that any such forward looking statements are further qualified by important factors that could cause the Company's actual operating results to differ materially from those in the forward looking statements, including without limitation, the effects of future economic conditions, governmental fiscal and monetary policies, legislative and regulatory changes, the risks of changes in interest rates on the level and composition of deposits, the effects of competition from other financial institutions, the failure of assumptions underlying the establishment of the allowance for possible loan losses, the low trading volume of the Common Stock, other considerations described in connection with specific forward looking statements, factors set forth in this Prospectus under the caption "Risk Factors" and other cautionary elements specified in documents incorporated by reference in this Prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1996......................................................  F-3
Consolidated Statements of Income for the three years ended
  December 31, 1997, 1996 and 1995..........................  F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the three years ended December 31, 1997, 1996 and
  1995......................................................  F-5
Consolidated Statements of Cash Flows for the three years
  ended December 31, 1997, 1996 and 1995....................  F-6
Notes to Consolidated Financial Statements..................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
FNB Financial Services Corporation and Subsidiary
Reidsville, North Carolina

     We have audited the accompanying consolidated balance sheets of FNB Financial Services Corporation and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FNB Financial Services Corporation and Subsidiary as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          CHERRY, BEKAERT & HOLLAND, L.L.P.

Reidsville, North Carolina
February 10, 1998

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                1997        1996
                                                              --------    --------
                                                                 (IN THOUSANDS)
                                      ASSETS
Cash and due from banks.....................................  $  9,612    $  6,467
Investment securities:
  Available for sale (cost of $77,024 in 1997 and $51,674 in
     1996)..................................................    77,346      51,929
  Other (market value of $1,392 in 1997 and $643 in 1996)...     1,392         643
Loans, net of allowance for credit losses of $2,331 in 1997
  and $1,638 in 1996........................................   226,384     142,947
Property and equipment, net.................................     6,490       4,686
Accrued income and other assets.............................     3,927       3,124
                                                              --------    --------
          Total assets......................................  $325,151    $209,796
                                                              ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
  Noninterest-bearing.......................................  $ 31,464    $ 21,914
  Interest-bearing..........................................   240,810     157,466
                                                              --------    --------
          Total deposits....................................   272,274     179,380
Federal funds purchased and securities sold under agreements
  to repurchase.............................................    13,720       8,650
Other borrowings............................................    15,000          --
Accrued expenses and other liabilities......................     1,639       1,380
                                                              --------    --------
          Total liabilities.................................   302,633     189,410
                                                              --------    --------
Commitments and contingent liabilities
Shareholders' equity
Common stock, $1.00 par value;
  Authorized -- 3,000,000 shares; Outstanding --
  2,493,680 in 1997 and 1,383,105 in 1996...................     2,494       1,383
  Paid-in capital...........................................     3,287       2,728
  Retained earnings.........................................    16,541      16,119
                                                              --------    --------
                                                                22,322      20,230
  Net unrealized appreciation on securities available for
     sale...................................................       196         156
                                                              --------    --------
          Total shareholders' equity........................    22,518      20,386
                                                              --------    --------
          Total liabilities and shareholders' equity........  $325,151    $209,796
                                                              ========    ========

                See notes to consolidated financial statements.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                            1997           1996           1995
                                                         -----------    -----------    -----------
                                                         (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
Interest income
  Loans................................................  $   17,616     $   12,092     $    9,067
  Federal funds sold...................................         133             53            163
  Investment securities:
     Taxable...........................................       2,800          2,480          3,222
     Tax exempt........................................         358            657            851
  Other................................................         110             78             80
                                                         ----------     ----------     ----------
          Total interest income........................      21,017         15,360         13,383
                                                         ----------     ----------     ----------
Interest expense
  Deposits.............................................       9,287          6,449          5,508
  Federal funds purchased and other borrowings.........         769            313            625
                                                         ----------     ----------     ----------
          Total interest expense.......................      10,056          6,762          6,133
                                                         ----------     ----------     ----------
Net interest income....................................      10,961          8,598          7,250
Provision for credit losses............................         760            415            260
                                                         ----------     ----------     ----------
Net interest income after provision for credit
  losses...............................................      10,201          8,183          6,990
                                                         ----------     ----------     ----------
Other income
  Service charges on deposit accounts..................         896            746            694
  Other service charges and fees.......................         381            183            243
  Net gain on sales of loans...........................          39             16            211
  Net gain on securities available for sale............          38            307             88
                                                         ----------     ----------     ----------
          Total other operating income.................       1,354          1,252          1,236
                                                         ----------     ----------     ----------
Other expenses
  Salaries and employee benefits.......................       4,709          3,630          3,082
  Occupancy expense....................................         529            345            297
  Furniture and equipment expense......................         628            465            424
  Insurance expense, including FDIC assessment.........          62             35            187
  Marketing expense....................................         154             97            110
  Printing and supply expenses.........................         251            205            160
  Other expenses.......................................       1,570          1,227            930
                                                         ----------     ----------     ----------
          Total other expenses.........................       7,903          6,004          5,190
                                                         ----------     ----------     ----------
Income before income taxes.............................       3,652          3,431          3,036
Income tax expense.....................................       1,175          1,021            866
                                                         ----------     ----------     ----------
Net income.............................................  $    2,477     $    2,410     $    2,170
                                                         ==========     ==========     ==========
Net income per share of common stock...................  $     1.00     $     0.98     $     0.89
                                                         ==========     ==========     ==========
Net income per share of common stock -- assuming
  dilution.............................................  $     0.93     $     0.96     $     0.88
                                                         ==========     ==========     ==========

                See notes to consolidated financial statements.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                             1997         1996         1995
                                                            -------      -------      -------
                                                                     (IN THOUSANDS)
Common stock
  Balance at beginning of year............................  $ 1,383      $ 1,098      $ 1,097
  Stock split effected in the form of a stock dividend....    1,082          275           --
  Exercise of stock options...............................       11            7           --
  Dividend reinvestment plan..............................        6            3           --
  Employee 401(k) plan....................................       12           --           --
  Employee stock awards...................................       --           --            1
                                                            -------      -------      -------
  Balance at end of year..................................    2,494        1,383        1,098
                                                            -------      -------      -------
Paid-in capital
  Balance at beginning of year............................    2,728        2,580        2,562
  Dividend reinvestment plan..............................      156           60           --
  Exercise of stock options...............................       92           84           --
  Employee 401(k) plan....................................      308           --           --
  Employee stock awards...................................        3            4           18
                                                            -------      -------      -------
  Balance at end of year..................................    3,287        2,728        2,580
                                                            -------      -------      -------
Retained earnings
  Balance at beginning of year............................   16,119       14,837       13,403
  Net income..............................................    2,477        2,410        2,170
  Cash paid for fractional shares.........................      (14)          (5)          --
  Cash dividends paid ($.39 per share in 1997, $.34 in
     1996, and $.30 in 1995)..............................     (959)        (848)        (736)
  Stock split effected in the form of a stock dividend....   (1,082)        (275)          --
                                                            -------      -------      -------
  Balance at end of year..................................   16,541       16,119       14,837
                                                            -------      -------      -------
Net unrealized appreciation (depreciation) on available
  for sale securities, net of tax effect
  Balance at beginning of year............................      156          467       (2,142)
  Net change..............................................       40         (311)       2,609
                                                            -------      -------      -------
  Balance at end of year..................................      196          156          467
                                                            -------      -------      -------
          Total shareholders' equity......................  $22,518      $20,386      $18,982
                                                            =======      =======      =======

                See notes to consolidated financial statements.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                                1997       1996       1995
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Interest received.........................................  $ 19,247   $ 14,685   $ 13,335
  Fees and commission received..............................     1,951      1,627      1,209
  Interest paid.............................................    (9,499)    (6,660)    (6,162)
  Noninterest expense paid..................................    (6,749)    (5,264)    (4,365)
  Income taxes paid.........................................    (1,538)    (1,493)      (983)
  Proceeds from mortgage loans..............................     3,963      3,122      2,685
                                                              --------   --------   --------
         Net cash provided by operating activities..........     7,375      6,017      5,719
                                                              --------   --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sales of securities available for sale......    55,427     43,707     44,183
  Proceeds from maturities of securities available for
    sale....................................................    17,617      7,887     14,474
  Purchases of securities...................................   (99,330)   (47,933)   (34,858)
  Capital expenditures......................................    (2,291)    (1,532)      (303)
  Sales of assets...........................................       269         --         --
  (Increase) decrease in other real estate owned............         3        158         (1)
  Net (increase) decrease in loans..........................   (88,505)   (36,268)   (34,132)
                                                              --------   --------   --------
         Net cash used in investing activities..............  (116,810)   (33,981)   (10,637)
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in demand, savings and interest checking
    accounts................................................    12,381      4,217      3,013
  Net increase in time deposits.............................    80,514     20,764     18,914
  Net increase in borrowed funds............................    15,000         --         --
  Net increase in federal funds purchased...................     5,070      5,498      2,022
  Repayments of proceeds from long-term debt................        --         --    (20,000)
  Purchase of fractional shares.............................       (14)        (5)        --
  Proceeds from issuance of common stock....................       588        158         --
  Dividends paid............................................      (959)      (848)      (736)
                                                              --------   --------   --------
         Net cash provided by financing activities..........   112,580     29,784      3,213
                                                              --------   --------   --------
Net increase (decrease) in cash and cash equivalents........     3,145      1,820     (1,705)
Cash and cash equivalents, beginning of year................     6,467      4,647      6,352
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $  9,612   $  6,467   $  4,647
                                                              ========   ========   ========
Supplemental disclosure of non-cash transactions
  Non-cash transfers from loans to other real estate........  $    107   $     24   $    135
                                                              ========   ========   ========
  Change in unrealized appreciation (depreciation) of
    securities available for sale (net of tax effect of $25,
    ($199) and $1,669)......................................  $     40   $   (311)  $  2,609
                                                              ========   ========   ========
  Employee stock awards.....................................  $      3   $      4   $     19
                                                              ========   ========   ========
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES
  Net income................................................  $  2,477   $  2,410   $  2,170
    Adjustments to reconcile net income to net cash provided
     by operating activities
      Provision for credit losses...........................       760        415        260
      Depreciation..........................................       474        376        346
      Accretion and amortization............................       282        288        324
      Gain on sale of securities available for sale.........       (38)      (307)       (88)
      (Gain) loss on sale of mortgage loans.................       (39)       (16)      (211)
      Provision for loss on other real estate...............        --         --         64
      Proceeds from mortgage loans..........................     3,963      3,122      2,685
      (Gain) loss on other assets...........................        39         84         --
      Deferred tax (benefit) provision......................      (338)      (384)      (122)
      (Increase) decrease in accrued income and other
       assets...............................................      (803)      (631)      (257)
      Increase (decrease) in accrued expenses and other
       liabilities..........................................       598        660        548
                                                              --------   --------   --------
         Net cash provided by operating activities..........  $  7,375   $  6,017   $  5,719
                                                              ========   ========   ========

                See notes to consolidated financial statements.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of consolidation

     The accompanying consolidated financial statements include the accounts of FNB Financial Services Corporation (the Company) and its wholly-owned subsidiary, First National Bank Southeast (the Bank). All significant intercompany balances and transactions have been eliminated in consolidation.

  Nature of operations

     The Bank provides a variety of financial services to individual and corporate customers through its ten full-service branches in Reidsville, Madison, Eden, Ruffin, Greensboro, and Wilmington, North Carolina. A majority of the Bank's customers are located in Rockingham, Guilford, and New Hanover Counties. The Bank's primary deposit products are interest-bearing checking accounts, certificates of deposit and individual retirement accounts. Its primary lending products are commercial, real estate, and consumer loans.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses on loans. A majority of the Bank's loan portfolio consists of loans in the Rockingham, Guilford, and New Hanover County areas. The local economies of these areas depend heavily on the industrial, agricultural, and service sectors. Accordingly, the ultimate collectibility of a large portion of the Bank's loan portfolio would be affected by changes in local economic conditions.

  Cash and cash equivalents

     For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption cash and due from banks.

  Investment Securities

     The Company classifies its investment securities at time of purchase into three categories as follows:

        -- held-to-maturity -- reported at amortized cost,

        -- trading securities -- reported at fair value with unrealized gains and losses included in earnings, or

        -- securities available-for-sale -- reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity (net of tax effect).

     Other securities, which are carried at cost, include stock in the Federal Reserve Bank and the Federal Home Loan Bank of Atlanta ("FHLB").

     Gains and losses on sales of securities are recognized when realized on a specific identification basis. Premiums and discounts are amortized into interest income using the level yield method.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

  Loans

     Interest on loans is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

     Mortgage loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements, calculated on the aggregate loan basis.

  Allowance for credit losses

     The allowance for credit losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based upon reviews of individual credits, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant risk factors. Losses are charged and recoveries are credited to the allowance for credit losses at the time the loss or recovery is incurred.

     While management uses the best available information to evaluate the adequacy of the allowance for credit losses, future additions to the allowance may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize changes to the allowance based on their judgements about information available to them at the time of their examination.

  Other real estate

     Other real estate, acquired through partial or total satisfaction of loans, is carried at the lower of cost or fair market value, less estimated costs to sell, which becomes the property's new basis. At the date of acquisition, losses are charged to the allowance for loan losses, subsequent write downs are charged to expense in the period they are incurred.

  Property and equipment

     Property and equipment are stated at cost less accumulated depreciation and amortization. The provision for depreciation and amortization is computed principally by the straight-line method over the estimated useful lives of the assets.

     Expenditures for maintenance and repairs are charged to operations, and the expenditures for major replacements and betterments are added to the property and equipment accounts. The cost and accumulated depreciation of the property and equipment retired or sold are eliminated from the property accounts at the time of retirement or sale and the resulting gain or loss is reflected in current operations.

  Income taxes

     Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the tax bases of assets and liabilities and their reported amounts in financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

  Net income per share

     At December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share". SFAS No. 128 requires disclosure of two earnings per share amounts: Net income per share of common stock and net income per share of common stock -- assuming dilution. Net income per share of common stock is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during each year. Net income per share of common stock -- assuming dilution is computed by dividing net income plus any adjustments to net income related to issuance of dilutive potential common shares by the weighted average number of shares of common stock outstanding during each year plus the number of dilutive potential common shares. All earnings per share amounts have been restated in order to comply with the new accounting standard.

  Loan origination fees and costs

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

  Sales of mortgage loans

     Gains and losses on the sale of loans are accounted for by imputing gain or loss on those sales where a yield rate guaranteed to the buyer is more or less than the contract interest rate being collected. Such gains or losses are recognized in the financial statements during the year of sale. The Bank continues to service certain loans that have been sold. Such loan balances are not included in the accompanying consolidated balance sheets.

  Pension costs

     Pension costs are charged to salaries and employee benefits expense.

  Off balance sheet financial instruments

     In the ordinary course of business the Bank enters into off balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

  Reclassification

     Certain items for 1995 and 1996 have been reclassified to conform with the 1997 presentation. Such reclassifications had no effect on net income or shareholders' equity as previously reported.

NOTE 2 -- RESTRICTION ON CASH AND DUE FROM BANKS

     The Bank maintains average reserve balances with the Federal Reserve Bank. The average amounts of these reserve balances for the years ended December 31, 1997 and 1996 were $362,000 and $625,000, respectively.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

NOTE 3 -- INVESTMENT SECURITIES

     Investment securities consists of the following:

                                                               GROSS        GROSS      ESTIMATED
                                                 AMORTIZED   UNREALIZED   UNREALIZED    MARKET
                                                   COST        GAINS        LOSSES       VALUE
                                                 ---------   ----------   ----------   ---------
                                                                 (IN THOUSANDS)
December 31, 1997
Available for sale:
  U.S. treasury notes..........................   $ 3,074       $ 18         $ --       $ 3,092
  U.S. government agency securities............    68,997         75           99        68,973
  State and municipal obligations..............     4,953        328           --         5,281
                                                  -------       ----         ----       -------
                                                   77,024        421           99        77,346
                                                  -------       ----         ----       -------
Other securities...............................     1,392         --           --         1,392
                                                  -------       ----         ----       -------
          Total investment securities..........   $78,416       $421         $ 99       $78,738
                                                  =======       ====         ====       =======
December 31, 1996
Available for sale:
  U.S. treasury notes..........................   $13,075       $  4         $  3       $13,076
  U.S. government agency securities............    24,126         --           21        24,105
  Mortgage-backed securities...................     7,780         14          139         7,655
  State and municipal obligations..............     6,693        400           --         7,093
                                                  -------       ----         ----       -------
                                                   51,674        418          163        51,929
                                                  -------       ----         ----       -------
Other securities...............................       643         --           --           643
                                                  -------       ----         ----       -------
          Total investment securities..........   $52,317       $418         $163       $52,572
                                                  =======       ====         ====       =======

     The amortized cost and estimated market value of debt securities at December 31, 1997, by contractual maturities, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              SECURITIES AVAILABLE FOR SALE
                                                              ------------------------------
                                                               AMORTIZED        ESTIMATED
                                                                 COST          MARKET VALUE
                                                              -----------     --------------
                                                                      (IN THOUSANDS)
Due in one year or less.....................................    $ 2,102           $ 2,103
Due after one through five years............................     69,110            69,198
Due after five through ten years............................      5,082             5,280
Due after ten years.........................................        730               765
                                                                -------           -------
                                                                $77,024           $77,346
                                                                =======           =======

     Proceeds from the sale of investment securities available for sale, gross realized gains, gross realized losses, and the related income taxes on net realized gains were as follows:

                                                           YEARS ENDING DECEMBER 31,
                                                         -----------------------------
                                                          1997       1996       1995
                                                         -------    -------    -------
                                                                (IN THOUSANDS)
Proceeds from sales....................................  $55,427    $43,707    $44,183
Gross realized gains...................................      226        376        163
Gross realized losses..................................      188         69         75
Applicable income tax on net realized gains............       15        120         34

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

     At December 31, 1997 and 1996, investment securities with a carrying value of approximately $24,195,000 and $14,442,000 respectively, were pledged as collateral to secure public deposits and for other purposes.

NOTE 4 -- LOANS

     Major classifications of loans are as follows:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
                                                                 (IN THOUSANDS)
Commercial, financial and agricultural......................  $ 54,294    $ 25,175
Consumer....................................................    46,078      31,378
Real estate:
  Residential mortgage......................................    58,238      44,109
  Commercial mortgage.......................................    51,022      30,516
  Construction..............................................    19,083      13,407
                                                              --------    --------
          Total.............................................  $228,715    $144,585
                                                              ========    ========

     At December 31, 1997 and 1996, the recorded investment in loans that were considered impaired was approximately $1,250,000 and $0, respectively. The related allowance for loan losses on these impaired loans was approximately $188,000 and $0, respectively. The average recorded investment in impaired loans for the years ended December 31, 1997 and 1996 was approximately $625,000 and $0, respectively. Loans on nonaccrual status, not considered impaired, amounted to approximately $12,000 at December 31, 1997 and $547,000 at December 31, 1996.

     Mortgage loans serviced for the Federal Home Loan Mortgage Corporation are not included in the accompanying consolidated balance sheets. The unpaid principal balances of those loans at December 31, 1997, 1996 and 1995 were $18,816,000, $14,852,000 and $14,491,000, respectively.

     Certain 1-4 family residential mortgage loans are held as collateral under a blanket floating lien to secure a portion of the Bank's borrowings (see Note
8).

NOTE 5 -- ALLOWANCE FOR CREDIT LOSSES

     Changes in the allowance for credit losses for the three years ended December 31 were as follows:

                                                            1997      1996      1995
                                                           ------    ------    ------
                                                                 (IN THOUSANDS)
Balance at beginning of year.............................  $1,638    $1,258    $1,052
Provision for credit losses..............................     760       415       260
Recoveries...............................................      93        54        74
Losses charged off.......................................    (160)      (89)     (128)
                                                           ------    ------    ------
Balance at end of year...................................  $2,331    $1,638    $1,258
                                                           ======    ======    ======

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

NOTE 6 -- PROPERTY AND EQUIPMENT

     Properties and equipment are summarized as follows:

                                                               1997      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Land........................................................  $1,202    $  870
Building and leasehold improvements.........................   4,724     3,690
Equipment...................................................   4,405     3,544
Construction in progress....................................      28        39
                                                              ------    ------
                                                              10,359     8,143
Less accumulated depreciation and amortization..............   3,869     3,457
                                                              ------    ------
                                                              $6,490    $4,686
                                                              ======    ======

NOTE 7 -- DEPOSITS

     The aggregate amount of jumbo CDs, each with a minimum denomination of $100,000, was approximately $59,700,000 and $21,200,000 in 1997 and 1996, respectively.

     At December 31, 1997 the scheduled maturities of CDs and IRAs are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
1998........................................................     $139,632
1999........................................................       31,705
2000........................................................       11,954
2001........................................................        3,613
2002........................................................          483
Thereafter..................................................          650
                                                                 --------
                                                                 $188,037
                                                                 ========

NOTE 8 -- FEDERAL FUNDS PURCHASED, SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, AND OTHER BORROWINGS

     The following is a schedule of federal funds purchased, securities sold under repurchase agreements, and FHLB borrowings:

                                                            INTEREST                            MAXIMUM
                                               BALANCE        RATE                 AVERAGE    OUTSTANDING
                                                AS OF         AS OF      AVERAGE   INTEREST     AT ANY
                                             DECEMBER 31   DECEMBER 31   BALANCE     RATE      MONTH-END
                                             -----------   -----------   -------   --------   -----------
                                                        (IN THOUSANDS, EXCEPT FOR PERCENTAGES)
1997
Federal funds purchased and securities sold
  under agreements to repurchase...........    $13,720        5.31%      $ 9,749     5.18%      $15,455
FHLB borrowings............................     15,000        5.74         4,521     5.83        15,000
                                               -------                   -------                -------
     Total.................................    $28,720                   $14,270                $30,455
                                               =======                   =======                =======
1996
Federal funds purchased and securities sold
  under agreements to repurchase...........    $ 8,650        5.73       $ 5,415     5.79       $ 8,650
FHLB borrowings............................         --          --           452     5.61         5,000
                                               -------                   -------                -------
  Total....................................    $ 8,650                   $ 5,867                $13,650
                                               =======                   =======                =======

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

     At December 31, 1997, the Bank had a $40 million line of credit with the FHLB under which $15 million was outstanding. This line of credit is secured with FHLB stock and a blanket floating lien on qualifying 1-4 family residential mortgage loans. The outstanding amounts consist of $5 million maturing in 1998 and $10 million maturing in 2002. The borrowing maturing in 2002 has a one-time call feature in 1999 whereby if called, the interest rate converts to a floating rate based on the three month LIBOR.

     Federal funds purchased represent unsecured overnight borrowings from other financial institutions by the Bank. Securities sold under agreement to repurchase represent short-term borrowings by the Bank with overnight maturities collateralized by securities of the United States government or its agencies.

NOTE 9 -- INCOME TAXES

     The components of income tax expense are as follows:

                                                         1997        1996       1995
                                                        ------      ------      -----
                                                               (IN THOUSANDS)
Current tax expense
  Federal.............................................  $1,448      $1,212      $ 787
  State...............................................     149         193        201
                                                        ------      ------      -----
          Total current...............................   1,597       1,405        988
                                                        ------      ------      -----
Deferred tax expense (benefit)
  Federal.............................................    (341)       (308)       (98)
  State...............................................     (81)        (76)       (24)
                                                        ------      ------      -----
          Total deferred..............................    (422)       (384)      (122)
                                                        ------      ------      -----
          Total income tax expense....................  $1,175      $1,021      $ 866
                                                        ======      ======      =====

     The sources of deferred tax assets and liabilities and the tax effect of each are as follows:

                                                               1997       1996
                                                              ------      ----
                                                               (IN THOUSANDS)
Deferred tax assets:
  Allowance for credit losses...............................  $  754      $484
  Non-qualified deferred compensation plans.................     391       255
                                                              ------      ----
          Total.............................................   1,145       739
                                                              ------      ----
Deferred tax liabilities:
  Depreciable basis of property and equipment...............     271       248
  Net unrealized gain on securities available for sale......     125        99
  Other.....................................................       8        28
                                                              ------      ----
          Total.............................................     404       375
                                                              ------      ----
Net deferred tax assets (liabilities).......................  $  741      $364
                                                              ======      ====

     There is no valuation allowance for deferred tax assets as management believes that realization of the deferred tax assets is more likely than not based upon the Bank's history of taxable income and estimates of future taxable income.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

     The provision for federal income taxes is less than that computed by applying the federal statutory rate of 34% as indicated in the following analysis:

                                                        1997        1996        1995
                                                       ------      ------      ------
                                                               (IN THOUSANDS)
Tax based on statutory rates.........................  $1,242      $1,166      $1,032
Increase (decrease) resulting from:
  Effect of tax-exempt income........................    (104)       (199)       (255)
  State income taxes, net of federal benefit.........     111         122         120
  Other, net.........................................     (74)        (68)        (31)
                                                       ------      ------      ------
                                                       $1,175      $1,021      $  866
                                                       ======      ======      ======

NOTE 10 -- LEASE COMMITMENTS

     The minimum annual lease commitments under noncancelable operating leases in effect at December 31, 1997 are as follows:

YEAR ENDING DECEMBER 31,                                          AMOUNT
------------------------                                      --------------
                                                                   (IN
                                                                THOUSANDS)
1998........................................................       $143
1999........................................................        138
2000........................................................        138
2001........................................................        133
2002........................................................         46
Thereafter..................................................        205
                                                                   ----
                                                                   $803
                                                                   ====

     Rental expense was $131,000 in 1997, $71,000 in 1996, and $38,000 in 1995.

NOTE 11 -- RELATED PARTY TRANSACTIONS

     The Bank had loans outstanding to principal officers and directors and their affiliated companies of approximately $3,424,000 and $3,382,000 at December 31, 1997 and 1996, respectively. During 1997, additions to such loans were $1,378,000 and repayments were $1,336,000. Such loans were made substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and do not involve more than the normal risks of collectibility.

NOTE 12 -- SHAREHOLDERS' EQUITY

  Stock Splits

     In March, 1996, the Company paid a five-for-four split of the common stock in the form of a 25% stock dividend. As a result, $275,000 ($1 for each share issued pursuant to the stock split) was transferred from retained earnings to the common stock account. Cash was paid in lieu of fractional shares.

     In April and September, 1997, the Company paid a four-for-three split of the common stock in the form of a 33 1/3% stock dividend. As a result, $462,000 and $620,000 ($1 for each share issued pursuant to the split) was transferred from retained earnings to the common stock account for the April split and the September split, respectively. Cash was paid in lieu of fractional shares for both splits.

     All per share data in the financial statements has been adjusted to reflect these three splits.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

  Stock grants

     During 1997, 1996, and 1995, stock grants to employees amounted to 75, 85, and 1,130 common shares, respectively.

  Stock option plans

     In 1996, the Company adopted Statement of Financial Accounting Standard
(SFAS) No. 123, "Accounting for Stock-Based Compensation." Under SFAS No. 123, the Company has elected to continue using the measurement prescribed in Accounting Principles Board (APB) Opinion No. 25, and accordingly, SFAS No. 123 has no effect on the Company's financial position or results of operations.

     The Company has issued stock under both incentive and non-qualified stock options. The Company granted stock options under previously approved plans in 1997, 1996, 1995, 1992, and 1989 which authorize the granting of options with respect to shares of the Company's common stock.

     The following is a summary of stock option activity and related information for the years ended December 31:

                                 1997                       1996                        1995
                       ------------------------   -------------------------   -------------------------
                                 WEIGHTED AVG.               WEIGHTED AVG.               WEIGHTED AVG.
                       OPTIONS   EXERCISE PRICE   OPTIONS    EXERCISE PRICE   OPTIONS    EXERCISE PRICE
                       -------   --------------   --------   --------------   --------   --------------
Outstanding --
  Beginning of
  year...............  384,864       $10.66        164,101       $ 6.99        111,177       $ 6.83
  Granted............   90,330        23.11        233,942        12.80         52,924         7.20
  Exercised..........  (13,001)        7.99        (13,179)       12.24             --           --
  Forfeited..........   (9,275)       12.03             --           --             --           --
                       -------                    --------                    --------
Outstanding -- End of
  year...............  452,918       $13.25        384,864       $10.66        164,101       $ 6.99
                       =======                    ========                    ========
Exercisable -- End of
  year...............  155,378       $ 9.21         72,718       $ 6.90         48,544       $ 6.86
Weighted average fair
  value of options
  granted during the
  year...............  $  6.73                    $   6.66                    $   3.65

     The following is a summary of information concerning outstanding and exercisable options at December 31, 1997:

                            OPTIONS OUTSTANDING                                     OPTIONS EXERCISABLE
---------------------------------------------------------------------------    -----------------------------
                                    WEIGHTED AVERAGE                                             WEIGHTED
   RANGE OF          NUMBER       REMAINING CONTRACTUAL    WEIGHTED AVERAGE      NUMBER          AVERAGE
EXERCISE PRICES    OUTSTANDING        LIFE (YEARS)          EXERCISE PRICE     EXERCISABLE    EXERCISE PRICE
---------------    -----------    ---------------------    ----------------    -----------    --------------
 $6.75-12.52         205,884              7.19                  $ 9.06           116,202          $ 8.01
 12.94-25.25         247,034              9.46                   17.27            39,176           12.94
                     -------                                                     -------
                     452,918                                                     155,378
                     =======                                                     =======

     Because the Company has adopted the disclosure-only provisions of SFAS No. 123, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date of the awards consistent with the provisions of

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                    1997          1996          1995
                                                 ----------    ----------    ----------
Net earnings -- as reported..................    $2,477,000    $2,410,000    $2,170,000
Net earnings -- pro forma....................     2,068,000     2,153,000     2,145,000
Earnings per share -- as reported............          1.00          0.98          0.89
Earnings per share -- pro forma..............          0.84          0.88          0.88

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995: dividend yield of 3.20%, expected volatility of 34.0%, risk-free interest rates of 5.70% for 1997, 6.20% for 1996 and 5.40% for 1995, and expected lives of 4 years for 1997 and 1996 options and 5 years for 1995 options.

     These plans provide that shares granted come from the Company's authorized but unissued or reacquired common stock. The price of the options granted pursuant to these plans will not be less than 100 percent of the fair market value of the shares on the date of grant. The options granted in 1989, 1992, and 1995 vest ratably over a five year period, and the options granted in 1996 and 1997 vest ratably over a four year period; however, no option will be exercisable after ten years from the date granted.

NOTE 13 -- NET INCOME PER SHARE

     The following is a reconciliation of the numerator and denominator of net income per share of common stock and net income per share of common stock -- assuming dilution as required by SFAS No. 128:

                                                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                                   -------------------------------------------
                                                                      WEIGHTED
                                                                      AVERAGE
                                                      INCOME       COMMON SHARES     PER-SHARE
                                                   (NUMERATOR)     (DENOMINATOR)      AMOUNT
                                                   ------------   ----------------   ---------
Net income per share of common stock:
     Income available to common shareholders.....   $2,477,000       2,472,760         $1.00
                                                                                       =====
Effect of Dilutive Securities:
     Stock options...............................           --         182,717
                                                    ----------       ---------
Net income per share of common stock -- assuming
  dilution:
     Income available to common shareholders and
       assumed conversion........................   $2,477,000       2,655,477         $0.93
                                                    ==========       =========         =====

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                                                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                                    ----------------------------------------
                                                                     WEIGHTED
                                                                      AVERAGE
                                                       INCOME      COMMON SHARES   PER-SHARE
                                                    (NUMERATOR)    (DENOMINATOR)    AMOUNT
                                                    ------------   -------------   ---------
Net income per share of common stock:
     Income available to common shareholders......   $2,410,000      2,453,529       $0.98
                                                                                     =====
Effect of Dilutive Securities:
     Stock options................................           --         57,730
                                                     ----------      ---------
Net income per share of common stock -- assuming
  dilution:
     Income available to common shareholders and
       assumed conversion.........................   $2,410,000      2,511,259       $0.96
                                                     ==========      =========       =====

                                                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                                    ----------------------------------------
                                                                     WEIGHTED
                                                                      AVERAGE
                                                       INCOME      COMMON SHARES   PER-SHARE
                                                    (NUMERATOR)    (DENOMINATOR)    AMOUNT
                                                    ------------   -------------   ---------
Net income per share of common stock:
     Income available to common shareholders......   $2,170,000      2,436,825       $0.89
                                                                                     =====
Effect of Dilutive Securities:
     Stock options................................           --         24,615
                                                     ----------      ---------
Net income per share of common stock -- assuming
  dilution:
     Income available to common shareholders and
       assumed conversion.........................   $2,170,000      2,461,440       $0.88
                                                     ==========      =========       =====

NOTE 14 -- FNB FINANCIAL SERVICES CORPORATION (PARENT COMPANY)

     The parent company's principal asset is its investment in its subsidiary, the Bank. The significant source of income of the parent company is dividends received from its subsidiary.

                                                               1997       1996       1995
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
CONDENSED BALANCE SHEETS
ASSETS
  Cash and due from banks...................................  $   653    $   374    $   316
  Securities................................................       12         13         12
  Investment in wholly-owned subsidiary.....................   21,829     19,960     18,647
  Other assets..............................................       --         39          7
                                                              -------    -------    -------
                                                              $22,494    $20,386    $18,982
                                                              =======    =======    =======
  Shareholders' equity......................................  $22,494    $20,386    $18,982
                                                              =======    =======    =======

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                                                               1997       1996       1995
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
CONDENSED STATEMENTS OF INCOME
Dividends from subsidiary...................................  $   698    $   835    $   731
Amortization and other expenses.............................      (74)       (74)       (18)
                                                              -------    -------    -------
Income before tax benefit...................................      624        761        713
Income tax benefit..........................................       25         25          6
                                                              -------    -------    -------
Income before equity in undistributed net income of
  subsidiary................................................      649        786        719
Equity in undistributed net income of subsidiary............    1,828      1,624      1,451
                                                              -------    -------    -------
Net income..................................................  $ 2,477    $ 2,410    $ 2,170
                                                              =======    =======    =======
CONDENSED STATEMENTS OF CASH FLOWS
CASH FLOWS FROM OPERATING ACTIVITIES
  Dividends received from subsidiary........................  $   698    $   835    $   731
  Cash paid for franchise tax, registration cost,
     acquisition cost and other.............................      (74)       (74)       (18)
  Sales of assets...........................................       12         --         --
  Loss on asset sales.......................................        2         --         --
  Refundable income taxes...................................       25          6         71
                                                              -------    -------    -------
     Net cash provided by operating activities..............      663        767        784
                                                              -------    -------    -------
CASH USED IN INVESTING ACTIVITIES
  Purchase of real estate...................................       --        (14)        --
CASH FLOWS FROM FINANCING ACTIVITIES
  Dividends paid, net of DRIP...............................     (797)      (785)      (736)
  Proceeds from Employee 401(k).............................      320         --         --
  Proceeds from employee stock awards.......................        4          4         19
  Exercise of stock options.................................      103         91         --
  Purchase of fractional shares.............................      (14)        (5)        --
                                                              -------    -------    -------
     Net cash used in financing activities..................     (384)      (695)      (717)
                                                              -------    -------    -------
Net increase (decrease) in cash.............................      279         58         67
Cash at beginning of year...................................      374        316        249
                                                              -------    -------    -------
Cash at end of year.........................................  $   653    $   374    $   316
                                                              =======    =======    =======
RECONCILIATION OF NET INCOME TO CASH PROVIDED BY OPERATING
  ACTIVITIES
Net income..................................................  $ 2,477    $ 2,410    $ 2,170
  Adjustments to reconcile net income to net cash provided
     by operating activities
     (Increase) decrease in other assets....................       14        (19)        64
     Equity in undistributed net income of subsidiary.......   (1,828)    (1,624)    (1,450)
                                                              -------    -------    -------
Net cash provided by operating activities...................  $   663    $   767    $   784
                                                              =======    =======    =======

NOTE 15 -- COMMITMENTS AND CONTINGENT LIABILITIES

     The Bank's consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit and standby letters of credit.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

     A summary of the Bank's commitments and contingent liabilities at December 31, are as follows:

                                                                  CONTRACT OR
                                                                NOTIONAL AMOUNT
                                                              --------------------
                                                               1997         1996
                                                              -------      -------
                                                                 (IN THOUSANDS)
Commitments to extend credit................................  $42,250      $27,272
Standby letters of credit...................................       13          216
                                                              -------      -------
                                                              $42,263      $27,488
                                                              =======      =======

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

NOTE 16 -- EMPLOYEE BENEFIT PLANS

     The Company's non-contributory defined benefit pension plan covers substantially all of its employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Company and a percentage of qualifying compensation during final years of employment. Contributions to the plan are based upon the projected unit credit actuarial funding method and comply with the funding requirements of the Employee Retirement Income Security Act. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Plan assets consists primarily of cash and cash equivalents, U. S. government securities, and common stocks.

                                                              1997      1996
                                                              ----      -----
Net pension cost includes the following components (in
  thousands):
  Service cost of the current period........................  $ 99      $  60
  Interest cost on the projected benefit obligation.........   177        158
  Expected return on assets held in the plan................  (153)      (148)
  Net amortization of prior service.........................    11         11
                                                              ----      -----
  Pension expense...........................................  $134      $  81
                                                              ====      =====

     The following sets forth the funded status of the plan and the amounts shown in the accompanying balance sheet at December 31:

                                                               1997        1996
                                                              ------      ------
                                                                (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits
     of $2,276,728 in 1997 and $1,439,658 in 1996...........  $2,310      $2,116
  Effect of anticipated future compensation levels..........     451         293
                                                              ------      ------
  Projected benefit obligation..............................   2,761       2,409
  Fair value of assets held in the plan.....................   2,412       2,289
                                                              ------      ------
  Plan assets less than projected benefit obligation........    (349)       (120)
  Unrecognized prior service cost being recognized over 15
     years..................................................     121         132
  Net unrecognized loss (gain) from past experience
     different from that assumed and effects of changes in
     assumption.............................................     106         (82)
                                                              ------      ------
  Pension liability.........................................  $ (122)     $  (70)
                                                              ======      ======

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

     The weighted average discount rate used to measure the projected benefit obligation is 7.00% for 1997 and 1996, the rate of increase in future compensation levels is 5.00% for 1997 and 1996, and the expected long-term rate of return on assets is 7.00% for 1997 and 1996. The Company uses the straight-line method of amortization for prior service cost and unrecognized gains and losses.

     In 1994 the Company adopted a Supplemental Executive Retirement Plan ("SERP"). The SERP allows the Company to supplement the level for certain executives' retirement income over that which is obtainable through the tax-qualified retirement plan sponsored by the Bank. Contributions to the SERP totaled $63,000 for 1997 and $44,000 for 1996.

     The Bank also has a contributory 401(k) savings plan covering substantially all employees. The plan allows eligible employees to contribute up to a fixed percentage of their compensation, with the Bank matching a portion of each employee's contribution. The Bank's contributions were $58,000, $49,000, and $45,000 for 1997, 1996 and 1995, respectively.

     A deferred compensation plan allows the directors and certain senior officers of the Company and the Bank to defer the compensation they earn for performance of their appointed duties for the Company and the Bank. Each director elects annually to either receive that year's compensation currently or to defer receipt until his death, disability or retirement as a director. Each officer elects annually to either receive that year's compensation currently or to defer receipt of a portion of his compensation until his death, disability or retirement as an officer. The total liability for deferred compensation under the plan was $304,000 and $207,000 at December 31, 1997 and 1996, respectively.

NOTE 17 -- REGULATORY MATTERS

     On November 13, 1997, the Company and the Office of the Comptroller of the Currency (the "OCC") entered into a Memorandum of Understanding ("MOU"), under which the Company agreed to take certain actions to improve its infrastructure, primarily necessitated by its rapid growth. In general, the OCC requested that the Company improve its internal procedures and policies, such as revising its written loan policy, developing a program to strengthen its loan administration, and taking steps to increase its liquidity commensurate with its past, and expected future, growth. In February 1998, the OCC informed the Company that no further action was being requested and the Company believes that it is in compliance with the MOU. Management believes that the actions taken by the Company to address the concerns identified by the OCC in the MOU have not had a material adverse effect on the business, results of operations, or financial condition of the Company. While the Company expects the MOU to be terminated after its next OCC examination, there is no assurance that the OCC will not in the interim recommend supplemental actions to be taken by the Company.

     The Bank, as a National Bank, is subject to the dividend restrictions set forth by the OCC. Under such restrictions, the Bank may not, without the prior approval of the OCC, declare dividends in excess of sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, as of December 31, 1997 that the bank could declare without the approval of the OCC, amounted to approximately $4,902,000.

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possible additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

     The most recent notification from the OCC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Since that notification, the Bank has continued to experience asset growth. As a result, at December 31, 1997, the Bank's ratio of total capital to risk weighted assets was 9.6%, which places it into the adequately capitalized classification.

     The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                      TO BE WELL
                                                                  FOR CAPITAL      CAPITALIZED UNDER
                                                                   ADEQUACY        PROMPT CORRECTIVE
                                                 ACTUAL            PURPOSES        ACTION PROVISIONS
                                             ---------------    ---------------    -----------------
                                             AMOUNT    RATIO    AMOUNT    RATIO     AMOUNT    RATIO
                                             -------   -----    -------   -----    --------   ------
                                                     (IN THOUSANDS, EXCEPT FOR PERCENTAGES)
December 31, 1997:
  Total Capital (To Risk Weighted Assets)
     Consolidated..........................  $23,938    9.9%    $19,380   >8.0%    $   N/A
                                                                          -
     Subsidiary Bank.......................   23,248    9.6%     19,386   >8.0%     24,233    >10.0%
  Tier I Capital (To Risk Weighted Assets)                                -                   -
     Consolidated..........................   21,607    8.9%      9,690   >4.0%        N/A
                                                                          -
     Subsidiary Bank.......................   20,917    8.6%      9,693   >4.0%     14,540    > 6.0%
  Tier I Capital (To Average Assets)                                      -                   -
     Consolidated..........................   21,607    7.0%     10,319   >4.0%        N/A
                                                                          -
     Subsidiary Bank.......................   20,917    6.8%     12,344   >4.0%     15,430    > 5.0%
December 31, 1996:                                                        -                   -
  Total Capital (To Risk Weighted Assets)
     Consolidated..........................   21,868   15.1%     11,609   >8.0%        N/A
                                                                          -
     Subsidiary Bank.......................   21,442   14.8%     11,628   >8.0%     14,535    >10.0%
  Tier I Capital (To Risk Weighted Assets)                                -                   -
     Consolidated..........................   19,464   13.4%      5,805   >4.0%        N/A
                                                                          -
     Subsidiary Bank.......................   19,039   13.1%      5,814   >4.0%      8,721    > 6.0%
  Tier I Capital (To Average Assets)                                      -                   -
     Consolidated..........................   19,464    9.6%      8,087   >4.0%        N/A
                                                                          -
     Subsidiary Bank.......................  $19,039    9.4%    $ 8,086   >4.0%    $10,108    > 5.0%
                                                                          -                   -

NOTE 18 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value for each class of financial instruments.

     Cash and cash equivalents. For cash on hand and amounts due from banks the carrying value is considered to be a reasonable estimate of fair value.

     Investment securities. The fair value of investment securities is based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The fair value of equity investments in the restricted stock of the Federal Reserve and Federal Home Loan Bank equals the carrying value.

               FNB FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

     Loans. The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The fair value of residential mortgage loans held for sale is based on quoted market prices and the fair value of variable rate loans with frequent repricing and negligible credit risk approximates book value.

     Deposits. The fair value of noninterest-bearing demand deposits and NOW, savings and money market deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

     Other interest-bearing liabilities. The carrying value of federal funds purchased and retail repurchase agreements is considered to be a reasonable estimate of fair value.

     Commitments. The fair value of commitments to extend credit is considered to approximate carrying value, since the large majority of these commitments would result in loans that have variable rates and/or relatively short terms to maturity. For other commitments, generally of a short-term nature, the carrying value is considered to be a reasonable estimate of fair value. The various commitment items were disclosed in Note 14.

     The estimated fair values of financial instruments are as follows:

                                                  DECEMBER 31, 1997       DECEMBER 31, 1996
                                                ---------------------   ---------------------
                                                CARRYING   ESTIMATED    CARRYING   ESTIMATED
                                                 VALUE     FAIR VALUE    VALUE     FAIR VALUE
                                                --------   ----------   --------   ----------
                                                               (IN THOUSANDS)
FINANCIAL ASSETS:
----------------------------------------------
Cash and cash equivalents.....................  $  9,612    $ 9,612     $  6,467    $ 6,467
Investment securities
  Available for sale..........................    77,346     77,346       51,929     51,929
  Other equity securities.....................     1,392      1,392          643        643
Loans.........................................   228,715    227,998      144,585    144,267
FINANCIAL LIABILITIES:
----------------------------------------------
Deposits......................................   272,274    269,068      179,380    179,630
Federal funds purchased and retail repurchase
  agreements..................................    13,720     13,720        8,650      8,650

     The fair value estimates are made at a specific point in time based on relevant market and other information about the financial instruments. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are current economic conditions, risk characteristics of various financial instruments, and such other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

NOTE 19 -- BRANCH ACQUISITION

     During March, 1996, the Bank completed its purchase of a branch located in Eden, North Carolina from another financial institution. The principal amounts acquired included deposits of approximately $14,000,000, loans of approximately $2,500,000 and net cash of approximately $11,500,000. The acquisition was accounted for using the purchase method of accounting.

======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Use of Proceeds.......................    9
Price Range of Common Stock...........    9
Dividends.............................   10
Capitalization........................   11
Selected Consolidated Financial
  Data................................   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   25
Management............................   38
Principal Shareholders................   41
Description of Capital Stock..........   42
Underwriting..........................   45
Legal Matters.........................   46
Experts...............................   46
Available Information.................   46
Incorporation of Certain Documents by
  Reference...........................   47
Forward Looking Statements............   47
Index to Consolidated Financial
  Statements..........................  F-1

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                                 780,000 SHARES

                                   (FNB LOGO)

                                 FNB FINANCIAL
                              SERVICES CORPORATION
                                  COMMON STOCK
                                ---------------
                                   PROSPECTUS
                                ---------------
                            Interstate/Johnson Lane
                                  Corporation
                                 APRIL 15, 1998

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